Exhibit 99.2

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

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BROOKFIELD INFRASTRUCTURE SPECIAL L.P.

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BIP REU HOLDINGS (2015) LP

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BIP REU HOLDINGS (2016) LP

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EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED PARTNER FROM TIME TO TIME

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF BROOKFIELD INFRASTRUCTURE L.P.

February 9, 2017

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AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
OF BROOKFIELD INFRASTRUCTURE L.P.

THIS AGREEMENT is made as of the 9th day of February, 2017 among BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (the “Managing General Partner” or “BIP”), an exempted limited partnership existing under the laws of Bermuda, as the Managing General Partner, BROOKFIELD INFRASTRUCTURE SPECIAL L.P. (the “Special Limited Partner”) an exempted limited partnership existing under the laws of Bermuda, as the Special Limited Partner, BIP REU HOLDINGS (2015) LP, a limited partnership existing under the laws of the Province of Ontario, as Limited Partner, BIP REU HOLDINGS (2016) LP, a limited partnership existing under the laws of the Province of Ontario, as Limited Partner, and each person who is admitted to the Partnership (as hereinafter defined) as a limited partner in accordance with the provisions of this Agreement.

WHEREAS BILP General Partner Inc., a corporation existing under the laws of the Province of Ontario, as the initial general partner (the “Initial General Partner”) and Trilon Bancorp Inc., a corporation existing under the laws of the Province of Ontario, as the initial limited partner (the “Initial Limited Partner”) formed a limited partnership under the laws of Bermuda upon the entering into of a limited partnership agreement dated as of August 17, 2007 (the “Initial Limited Partnership Agreement”) and a Certificate of Registration for the Partnership confirming the registration of the Partnership as an Exempted Partnership pursuant to the Exempted Partnerships Act 1992 (Bermuda) and as a Limited Partnership pursuant to the Limited Partnership Act 1883 (Bermuda) was issued by the Bermuda Registrar of Companies on August 28, 2007 (the “Certificate of Limited Partnership”);

AND WHEREAS the Initial General Partner and the Initial Limited Partner amended and restated the Initial Limited Partnership Agreement on November 16, 2007 (the “First Amended and Restated Limited Partnership Agreement”);

AND WHEREAS the Initial General Partner, the Initial Limited Partner, BIP, BAM (as hereinafter defined) and Brookfield Canada Infrastructure Holdings Inc. amended and restated the First Amended and Restated Limited Partnership Agreement on December 4, 2007 (the “Second Amended and Restated Limited Partnership Agreement”);

AND WHEREAS the Initial General Partner transferred its Partnership Interests (as defined below) to the Special Limited Partner;

AND WHEREAS the Special Limited Partner, in its capacity as general partner of the Partnership, amended the Second Amended and Restated Limited Partnership Agreement on June 13, 2008, February 5, 2010 and September 11, 2012;

AND WHEREAS the Partners amended and restated the Second Amended and Restated Limited Partnership Agreement on March 28, 2014 (the “Third Amended and Restated Limited Partnership Agreement”) to have BIP become the managing general partner of the Partnership, to reclassify all of the Class A limited partner units of the Partnership (the “Class A Units”) as Managing General Partner Units (as hereinafter defined) and to have Brookfield Infrastructure Special L.P. become the Special Limited Partner and to reclassify all of the general partner units of the Partnership (the “General Partner Units”) as Special Limited Partner Units (as hereinafter defined) so that the Managing General Partner Units are held by BIP and the Special Limited Partner Units are held by the Special Limited Partner;

AND WHEREAS all the Redemption-Exchange Units are currently held by BIP REU Holdings (2015) LP and BIP REU Holdings (2016) LP;

AND WHEREAS the Managing General Partner amended the Third Amended and Restated Partnership Agreement on March 12, 2015 and December 8, 2015;

AND WHEREAS the Partners amended and restated the Third Amended and Restated Limited Partnership Agreement on February 29, 2016 (the “Amended and Restated Limited Partnership Agreement dated February 29, 2016”);

AND WHEREAS the Managing General Partner amended the Amended and Restated Limited Partnership Agreement dated February 29, 2016 on August 2, 2016, September 14, 2016 and January 26, 2017;

AND WHEREAS the Partners wish to restate the Amended and Restated Limited Partnership Agreement dated February 29, 2016 to reflect the amendments made to date;

AND WHEREAS this Amended and Restated Limited Partnership Agreement shall replace the Amended and Restated Limited Partnership Agreement dated February 29, 2016 in its entirety;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises, mutual covenants and agreements contained in this Agreement, the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement:

1.1.1                               “Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

1.1.1.1                              Credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

1.1.1.2                              Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of “Adjusted Capital Account Deficit” is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith;

1.1.2                               “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.3                               “Agreement” means this Amended and Restated Limited Partnership Agreement of the Partnership;

1.1.4                               “Amended and Restated Limited Partnership Agreement dated February 29, 2016” has the meaning assigned to such term in the recitals;

1.1.5                               “Applicable Number of BIP Units” means the product of the number of Redemption-Exchange Units specified in an Exchange Notice multiplied by the Exchange Ratio;

1.1.6                               “Applied Incentive Amount” has the meaning assigned to such term in Section 5.4;

1.1.7                               “Assets” means all assets, whether tangible or intangible and whether real, personal or mixed, at any time owned by the Partnership (or by the Managing General Partner, one or more of its Affiliates or one or more nominees for the benefit of the Partnership, in each case in accordance with Section 9.9) or acquired by the Managing General Partner for the account of the Partnership in the course of carrying on the activities of the Partnership;

1.1.8                               “Available Cash” means all cash and cash equivalents available for distribution by the Partnership determined at the sole discretion of the Managing General Partner, subject to Section 5.5, which, for greater certainty, may not in all cases equal an amount of cash held by the Partnership after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure;

1.1.9                               “BAM” means Brookfield Asset Management Inc.;

1.1.10                        “BAM Group” means BAM and any Affiliates of BAM, other than any member of the BIP Group;

1.1.11                        “BIP” has the meaning assigned to such term in the recitals;

1.1.12                        “BIP Group” means BIP, the Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

1.1.13                        “BIP Partnership Agreement” means the limited partnership agreement of BIP, as amended and restated from time to time;

1.1.14                        “BIP Unit” is an Equity Unit (as that term is defined in the BIP Partnership Agreement) in BIP;

1.1.15                        “Book Item” has the meaning assigned to such term in Section 4.7;

1.1.16                        “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of Bermuda shall not be regarded as a Business Day;

1.1.17                        “Canadian Tax Purposes” means, for the purposes of determining liability for Tax, pursuant to Canadian federal and provincial Tax laws;

1.1.18                        “Capital Account” means, in relation to each Partner, the account maintained in the books of the Partnership for each Partner in accordance with Section 4.1;

1.1.19                        “Capital Amount” means, as of December 4, 2007 and with respect to each Unit and General Partner Unit, $27.9477 and with respect to each Preferred Unit means the issue price therefor; provided, however, that the Capital Amount with respect to each Unit and Managing General Partner Unit shall thereafter be adjusted as provided in Section 3.6.3;

1.1.20                        “Capital Contribution” means the amount of capital contributed to the Partnership by each Record Holder (or a Person from which the Record Holder purchased or acquired the Partnership Interests) in respect of the Partnership Interests purchased or acquired by or issued to that Record Holder;

1.1.21                        “Capital Surplus” has the meaning assigned to such term in Section 5.2.3;

1.1.22                        “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as Managing General Partner of the Partnership;

1.1.23                        “Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, in such form as may be adopted by the Managing General Partner from time to time;

1.1.24                        “Certificate of Limited Partnership” has the meaning assigned to such term in the recitals;

1.1.25                        “Class A Units” means the units referred to as such in the recitals and which have been reclassified as Managing General Partner Units;

1.1.26                        “Closing Date” means January 31, 2008;

1.1.27                        “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder, and any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provisions of future law;

1.1.28                        “Conflicts Guidelines” has the meaning assigned to such term in Section 9.7.2;

1.1.29                        “Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose;

1.1.30                        “Departing Managing General Partner” means a former Managing General Partner, from and after the effective date of any withdrawal of such former Managing General Partner pursuant to Section 15.1;

1.1.31                        “Depreciation” means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such fiscal year, except that (a) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year and which difference is being eliminated by use of the “remedial method” as defined by Section 1.704-3(d) of the Treasury Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Treasury Regulations, and (b) with respect to any other asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that in the case of clause (b) above, if the adjusted tax basis for U.S. federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing General Partner;

1.1.32                        “Equity Unit” means any Special Limited Partner Unit or Redemption-Exchange Unit;

1.1.33                        “Event of Withdrawal” has the meaning assigned to such term in Section 15.1.1;

1.1.34                        “Exchange Notice” has the meaning assigned to such term in Section 6.2.2;

1.1.35                        “Exchange Ratio” has the meaning assigned to such term in Section 7.2;

1.1.36                        “Exchange Right” has the meaning assigned to such term in Section 6.1.3;

1.1.37                        “Exempted Partnerships Act” means the Exempted Partnerships Act 1992 (Bermuda);

1.1.38                        “First Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.39                        “First Distribution Threshold” means $0.203 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

1.1.40                        “fiscal year” as such term relates to the Partnership shall be determined in accordance with Section 11.2;

1.1.41                        “General Partner Units” has the meaning assigned to such term in the recitals, which have been reclassified as Special Limited Partner Units;

1.1.42                        “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of the general partner of such partnership that serves a similar function (or if any general partner is itself a partnership, the board, committee or other body of such general partner’s general partner that serves a similar function) and (iv) with respect to any other Person, the body of such Person that serves a similar function;

1.1.43                        “Governing Instruments” means (i) the memorandum of association and bye-laws in the case of any exempted company existing under the laws of Bermuda, (ii) the certificate of incorporation, amalgamation or continuance, as applicable, and by-laws in the case of a corporation, (iii) the memorandum and articles of association and by-laws, as applicable, in the case of a limited company, (iv) the partnership agreement in the case of a partnership, (v) the articles of formation and operating agreement in the case of a limited liability company, (vi) the trust instrument in the case of a trust and (vii) any other similar governing document under which an entity was organized, formed or created and operates, in each case as amended, supplemented or otherwise modified from time to time;

1.1.44                        “Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows:

1.1.44.1                       The Gross Asset Value of any asset contributed by a Partner to the Partnership is the gross fair market value of such asset as determined by the Managing General Partner at the time of contribution;

1.1.44.2                       The Gross Asset Value of all Assets (i) shall be adjusted to equal their respective gross fair market values, as determined by the Managing General

Partner, effective as of the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution, unless the Managing General Partner reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and (ii) may be so adjusted, as determined by the Managing General Partner, as of the following times: (a) the distribution by the Partnership to the Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (b) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity, or by a new Partner acting in a Partner capacity or in anticipation of becoming a Partner; (c) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (d) the reclassification of one series of preferred limited partnership interests in the Partnership into a different series of preferred limited partnership interests in the Partnership (in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s)); provided, however, that the adjustments pursuant to clauses (ii)(a), (ii)(b) and (ii)(d) above shall be made only if the Managing General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership;

1.1.44.3                       The Gross Asset Value of any Partnership asset distributed to any Partner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managing General Partner; and

1.1.44.4                       If the Gross Asset Value of a Partnership asset has been determined or adjusted pursuant to 1.1.44.1 or 1.1.44.2 above, such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Net Income or Net Loss;

1.1.45                        “Gross Proceeds” has the meaning assigned to such term in Section 3.10;

1.1.46                        “Holding Entities” means Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited, BIP Bermuda Holdings V Limited and any other primary holding Subsidiaries of the Partnership, excluding, for greater certainty, any Operating Entities;

1.1.47                        “IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied, or such other accounting principles;

1.1.48                        “Incentive Distribution” means any performance-based carried interest, dividend, distribution or other profit entitlement but, for greater certainty, does not include Service Agreement Fees or Creditable Operating Entity Payment (as such terms are defined in the Master Services Agreement);

1.1.49                        “Incentive Distribution Account” has the meaning assigned to such term in Section 5.4;

1.1.50                        “Income for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the income of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.51                        “Income Tax Act” means the Income Tax Act (Canada);

1.1.52                        “Indemnified Party” has the meaning assigned to such term in Section 9.6;

1.1.53                        “Independent Committee” means a committee of the board of directors of the Managing General Partner’s general partner made up of directors that are “independent” of BAM and its Affiliates, in accordance with the Governing Instruments of the Managing General Partner’s general partner;

1.1.54                        “Infrastructure Operations” means infrastructure operations directly or indirectly held or acquired by members of the BIP Group from time to time;

1.1.55                        “Initial General Partner” has the meaning assigned to such term in the recitals;

1.1.56                        “Initial Limited Partner” has the meaning assigned to such term in the recitals;

1.1.57                        “Initial Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.58                        “Interested Party” has the meaning assigned to such term in Section 9.5.1;

1.1.59                        “Interim Capital Transactions” means sales or other voluntary or involuntary dispositions of any Assets (other than cash, cash equivalents, marketable securities and the like) prior to the commencement of the dissolution and liquidation of the Partnership.

1.1.60                        “Invested Capital” means, on any particular date, the amount of capital contributed (directly or indirectly and either as debt or equity) to an Operating Entity or Holding Entity prior to such date;

1.1.61                        “Liabilities” has the meaning assigned to such term in Section 9.6.1;

1.1.62                        “Limited Partner” means a Person beneficially owning a Unit, without regard to the Record Holder (unless the Record Holder is such Person), and includes holders of Special Limited Partner Units, Redemption-Exchange Units and Preferred Units;

1.1.63                        “Limited Partnership Act” means the Limited Partnership Act 1883 (Bermuda);

1.1.64                        “Liquidator” means the Managing General Partner or other Person approved pursuant to Section 16.3 who performs the functions described therein;

1.1.65                        “Loss for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the loss of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.66                        “Managing General Partner” means BIP, an exempted limited partnership existing under the laws of Bermuda, and includes any person who becomes a successor or replacement managing general partner of the Partnership pursuant to the terms of this Agreement after the date hereof;

1.1.67                        “Managing General Partner Units” means the general partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Managing General Partner Units;

1.1.68                        “Market Value” means, at any time, the volume-weighted average of the closing price of a security traded on the principal stock exchange (determined on the basis of trading volumes) for each of the last five trading days;

1.1.69                        “Master Services Agreement” means the master services agreement among certain members of the BAM Group, the Partnership, BIP and others dated as of December 4, 2007, as it may be amended or restated from time to time;

1.1.70                        “Merger Agreement” has the meaning assigned to such term in Section 18.1;

1.1.71                        “Net Income” and “Net Loss” means, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such fiscal year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments:

1.1.71.1                       any income of the Partnership that is exempt from U.S. federal income tax, and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be added to such taxable income or loss;

1.1.71.2                       any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

1.1.71.3                       in the event the Gross Asset Value of any Partnership asset is adjusted pursuant to subdivisions 1.1.44.2 or 1.1.44.3 of the definition of Gross Asset Value herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

1.1.71.4                       gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

1.1.71.5                       in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year; and

1.1.71.6                       any items which are specially allocated pursuant to the provisions of Section 4.4 shall not be taken into account in computing Net Income or Net Loss;

1.1.72                        “Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c).

1.1.73                        “Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

1.1.74                        “Notice” has the meaning assigned to such term in Section 19.2;

1.1.75                        “Operating Entities” means, from time to time, the Persons other than the Service Recipients or the Holding Entities that (i) directly hold the Infrastructure Operations, or (ii) indirectly hold the Infrastructure Operations, but all of the interests of which are not held by a Service Recipient or a Holding Entity, including in the case of each of (i) and (ii), any joint ventures, partnerships and consortium arrangements, and, other than in the case of each of (i) and (ii), any Person in which the Service Recipients or the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity securities of that Person;

1.1.76                        “Opinion of Counsel” means a written opinion of counsel acceptable to the Managing General Partner;

1.1.77                        “Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination;

1.1.78                        “Partner” means the Managing General Partner and any Limited Partner;

1.1.79                        “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4);

1.1.80                        “Partner Nonrecourse Debt Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if the Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3);

1.1.81                        “Partner Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2);

1.1.82                        “Partnership” means Brookfield Infrastructure L.P., the limited partnership heretofore formed and continued pursuant to this Agreement;

1.1.83                        “Partnership Interest” means any partnership interest, including any Managing General Partner Unit, Special Limited Partner Unit, Redemption-Exchange Unit or Preferred Unit;

1.1.84                        “Partnership Minimum Gain” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d);

1.1.85                        “Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than in respect of Preferred Units held by them, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, and (ii) as to any Preferred Unitholder in respect of Preferred Units held by them, the Percentage Interest shall at all times be zero;

1.1.86                        “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

1.1.87                        “Preferred Unit” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Preferred Units from time to time, with the specific terms of each class of Preferred Units to be set out in a Schedule to this Agreement, including the Class A Preferred Limited Partnership Units the terms of which are set out in Schedule A to this Agreement;

1.1.88                        “Preferred Unitholder” means a holder of Preferred Units;

1.1.89                        “Quarter” means a calendar quarter ending on the last day of March, June, September or December;

1.1.90                        “Record Date” means the date established by the Managing General Partner for determining (a) the identity of the Record Holder entitled to notice of a meeting of Limited Partners or entitled to consent to Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution;

1.1.91                        “Record Holder” means the Person in whose name a Unit is registered on the books of the Partnership as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the Managing General Partner has caused to be kept as of the opening of business on such Business Day;

1.1.92                        “Redemption Amount” has the meaning assigned to such term in Section 7.1;

1.1.93                        “Redemption-Exchange Date” has the meaning assigned to such term in Section 6.3;

1.1.94                        “Redemption-Exchange Unitholder” means a holder of Redemption-Exchange Units;

1.1.95                        “Redemption-Exchange Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Redemption-Exchange Units;

1.1.96                        “Redemption Notice” has the meaning assigned to such term in Section 6.2.1;

1.1.97                        “Redemption Right” has the meaning assigned to such term in Section 6.1.2;

1.1.98                        “Relationship Agreement” means the relationship agreement between certain members of the BAM Group, the Partnership, BIP, the Holding Entities and others dated December 4, 2007, as it may be amended or restated from time to time;

1.1.99                        “Reorganization” means the transactions relating to the indirect acquisition of the Infrastructure Operations by the Holding Entities;

1.1.100                 “Second Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.101                 “Second Distribution Threshold” means $0.22 per Partnership Interest per Quarter (pro rated for any Quarter in which (i) a Partnership Interest is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Partnership Interest is adjusted pursuant to Section 3.6.3);

1.1.102                 “Service Providers” means Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Asset Management (Barbados) Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and any other Affiliate of BAM that is appointed by a Service Provider from time to time to act as a service provider pursuant to the Master Services Agreement;

1.1.103                 “Service Recipient” means the Partnership, BIP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited, and, at the option of BIP, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

1.1.104                 “Special Limited Partner” has the meaning assigned to such term in the recitals and includes any other holder of Special Limited Partner Units;

1.1.105                 “Special Limited Partner Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Special Limited Partner Units;

1.1.106                 “Spin-Off” means the distribution by BAM of its interests in BIP to the shareholders of BAM;

1.1.107                 “Subscription Number” has the meaning assigned to such term in Section 3.10;

1.1.108                 “Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

1.1.109                 “Surviving Entity” has the meaning assigned to such term in Section 18.2.2;

1.1.110                 “Tax” means all forms of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, national, federal, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including social security contributions, national insurance contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person, and all penalties, charges, costs and interest relating thereto;

1.1.111                 “Third Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.112                 “transfer” has the meaning assigned to such term in Section 13.4.1;

1.1.113                 “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as amended from time to time;

1.1.114                 “Underlying Incentive Distribution” has the meaning assigned to such term in Section 5.4.1;

1.1.115                 “Unit” means any Equity Unit or Preferred Unit;

1.1.116                 “Unit Reclassification” has the meaning assigned to such term in Section 8.2;

1.1.117                 “Unit Reorganization” has the meaning assigned to such term in Section 8.1;

1.1.118                 “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit or Managing General Partner Unit pursuant to Section 5.2.3 or

Section 16.3.3.3.4 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; and

1.1.119                 “Withdrawal Opinion of Counsel” an Opinion of Counsel that withdrawal of the Managing General Partner (following the selection of the successor general partner) would not (i) result in the loss of the limited liability of any Limited Partner; (ii) cause the Partnership or any BIP Group member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such); or (iii) cause the Partnership or BIP to become an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions.

1.2                                                                               Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3                                                                               Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4                                                                               Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and will be paid in U.S. currency.

1.5                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect. The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.6                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.7                                                                               Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8                                                                               Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda.  Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to this Agreement.  Each Partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment.  The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1                                                                               Formation

The Partnership has been formed as an exempted limited partnership on August 17, 2007, pursuant to the provisions of the Limited Partnership Act and the Exempted Partnerships Act.  Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Limited Partnership Act and the Exempted Partnerships Act.  All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

2.2                                                                               Purpose

The purpose of the Partnership shall be to (i) acquire and/or hold interests in the Holding Entities and, subject to the approval of the Managing General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of the Partnership’s interests in those Holding Entities and such other Persons; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act and this Agreement.  To the fullest extent permitted by law, the Managing General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Limited Partnership Act, the Exempted Partnerships Act or any other provision of law.

2.3                                                                               Powers

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and activities described in Section 2.2 and for the protection and benefit of the Partnership.

2.4                                                                               Name

The name of the Partnership shall be “Brookfield Infrastructure L.P.” The Partnership’s activities and affairs may be conducted under any other name or names deemed necessary or appropriate by the Managing General Partner, including the name of the Managing General Partner or any Affiliate thereof.  The words “Limited Partnership”, “L.P.”, “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the laws of any jurisdiction that so requires.  Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner in its sole discretion may change the name of the Partnership at any time and from time to time and shall notify the Record Holders of such change in the next regular communication to Record Holders.

If the Managing General Partner ceases to be the general partner of the Partnership and the new general partner is not an Affiliate of BAM, the Partnership shall change its name so that it does not include “Brookfield” and could not be capable of confusion in any way with such name. This obligation shall be enforceable and waivable by the Managing General Partner notwithstanding that it may have ceased to be the general partner of the Partnership.

2.5                                                                               Registered Office; Principal Office

Unless and until changed by the Managing General Partner, the registered office of the Partnership shall be located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.  The head office of the Partnership and the Managing General Partner shall be 73 Front Street, 5th

Floor, Hamilton HM 12, Bermuda, or such other place as the Managing General Partner may from time to time designate by notice to the Record Holders.  The Partnership may maintain offices at such other place or places within Bermuda as the Managing General Partner deems necessary or appropriate.

2.6                                                                               Power of Attorney

2.6.1                               Each Limited Partner hereby constitutes and appoints each of the Managing General Partner and, if a Liquidator shall have been selected pursuant to Section 16.3, the Liquidator severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

2.6.1.1                              execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements thereof) that the Managing General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all other jurisdictions in which the Partnership may conduct activities or own property; (B) all certificates, documents and other instruments that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission or withdrawal of any Partner pursuant to, or other events described in, Article 14, Article 15 or the Capital Contribution of any Partner; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Units or other Partnership Interests issued pursuant to Section 3.6; (F) all certificates, documents and other instruments (including any Merger Agreement) relating to a merger or consolidation of the Partnership pursuant to Article 18; and (G) any tax election with any Limited Partner or Managing General Partner on behalf of the Partnership and/or all Partners; and

2.6.1.2                              execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the sole discretion of the Managing General Partner or the

Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Managing General Partner or the Liquidator may exercise the power of attorney made in this Section 2.6.1.2 only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6.1 shall be construed as authorizing the Managing General Partner to amend this Agreement except in accordance with Article 17 or as may be otherwise expressly provided for in this Agreement.

2.6.2                               The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives.  Each such Limited Partner hereby agrees to be bound by any representation made by the Managing General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing General Partner or the Liquidator taken in good faith under such power of attorney.  Each Limited Partner shall execute and deliver to the Managing General Partner or the Liquidator, within 15 days after receipt of the Managing General Partner’s or the Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the Managing General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7                                                                               Term

The Partnership commenced upon the formation of the Partnership on August 17, 2007, pursuant to the Initial Limited Partnership Agreement and the Certificate of Limited Partnership and shall continue in perpetual existence until the termination of the Partnership in accordance with the provisions of Section 16.1.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

3.1                                                                               Formation of the Partnership

In connection with the formation of the Partnership, the Initial General Partner was admitted as the general partner of the Partnership and the Initial Limited Partner was admitted as a Limited Partner as of the date of the Initial Limited Partnership Agreement.

3.2                                                                               Initial Capital Contributions by the Initial General Partner and the Initial Limited Partner

The Initial General Partner made a Capital Contribution of $1 to the Partnership.  The Initial Limited Partner made a Capital Contribution of $1.

3.3                                                                               The Reorganization

In connection with the transactions involved in the Reorganization, additional Capital Contributions were made and additional Limited Partners were admitted to the Partnership.

3.4                                                                               Reclassification of Partnership Interests

On March 28, 2014, the following reclassifications were effected in the order set out below:

3.4.1                               All of the Class A Units held by the Managing General Partner were reclassified as Managing General Partner Units.

3.4.2                               All of the General Partner Units held by the Special Limited Partner were reclassified as Special Limited Partner Units.

3.5                                                                               Interest and Withdrawal

No interest on Capital Contributions shall be paid by the Partnership.  No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement.  Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

3.6                                                                               Issuances of Additional Partnership Interests

3.6.1                               Subject to the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan and any payment of an Incentive Distribution pursuant to Section 5.5) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

3.6.2                               Upon the issuance of any Managing General Partner Units to BIP pursuant to Section 3.10 hereof, the Capital Amount attributable to each such newly issued Managing General Partner Unit shall equal the amount paid or contributed to the Partnership in respect of such Managing General Partner Unit.

3.6.3                               If the Managing General Partner deems it necessary or advisable so as to preserve the economic preferences and rights of the Partners, upon or with respect to any issuance of additional Units or Managing General Partner Units (whether in connection with the issuance of Managing General Partner Units pursuant to Section 3.10 or otherwise), the Managing General Partner may (subject to Section 11 of the Limited Partnership Act) adjust (which adjustment may be upward or downward) the Capital Amount attributable to each Equity Unit and Managing General Partner Unit Outstanding prior to such issuance of new Units or Managing General Partner Units to equal the amount that would be distributed pursuant to Section 16.3.3 in respect of such Equity Unit or Managing General Partner Unit (as applicable) assuming the Partnership were liquidated at the end of the day immediately prior to such issuance of new Units or Managing General Partners Units.

3.6.4                               Except with respect to Managing General Partner Units issued to BIP pursuant to Section 3.10, and except as provided in Section 3.6.2 or Section 3.6.3, each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 3.6.1 may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the Managing General Partner in its sole discretion, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; and (viii) the requirement, if any, of each such Partnership Interest to consent to certain partnership matters.

3.6.5                               The Managing General Partner is hereby authorized to take all actions that it determines to be necessary or advisable in connection with each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 3.6, including the admission of additional Limited Partners in connection therewith and any related amendment of this Agreement, and all additional issuances of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests.  The Managing General Partner is authorized to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, including compliance with any statute, rule, regulation or guideline of any governmental agency.

3.7                                                                               Pre-emptive Rights

Unless otherwise determined by the Managing General Partner, in its sole discretion, no Person shall have any pre-emptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created.

3.8                                                                               Splits and Combinations

3.8.1                               Subject to Section 3.8.4, the Partnership may make a distribution of Partnership Interests to all Record Holders pro rata to their Percentage Interest or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event.

3.8.2                               Whenever such a distribution, subdivision or combination of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests is declared, the Managing General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.  The Managing General Partner also may cause independent public accountants of international standing selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination.  The Managing General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

3.8.3                               Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests held by such Record Holders, or the Managing General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes.  If any such combination results in a smaller total number of Partnership Interests Outstanding or outstanding options, rights, warrants or appreciation rights relating to Partnership Interests, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

3.8.4                               The Partnership shall not be required to issue fractional Units upon any distribution, subdivision or combination of Units.  If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 3.8.4, each fractional Unit shall be rounded to the nearest whole Unit, with each half Unit being rounded to the next higher Unit.

3.9                                                                               Fully Paid and Non-Assessable Nature of Units

All Units issued pursuant to, and in accordance with the requirements of this Article 3 shall be fully paid and non-assessable Units in the Partnership.

3.10                                                                        Issuance of Units to BIP

If, and to the extent that, BIP raises funds by way of the issuance of equity or debt securities, or otherwise, and is required under the BIP Partnership Agreement to use the proceeds of such issuance of securities to subscribe for Managing General Partner Units, BIP shall, unless otherwise agreed by BIP and the Partnership, invest an amount equal to the gross proceeds of such issuance (the “Gross Proceeds”) for a number of Managing General Partner Units (the “Subscription Number”) equal to the (i) the quotient of the amount of the Gross Proceeds divided by the issue price of one BIP Unit (in the case of an issuance of BIP Units) or the Market Value of one BIP Unit (in the case of an issuance of another security) (ii) multiplied by the inverse of the Exchange Ratio.

3.11                                                                        Acknowledgment

The Managing General Partner and the Special Limited Partner acknowledge that, except as otherwise provided in this Agreement, there has been no significant change in the rights and obligations of them other than the change in liability solely as a result of (i) BIP becoming the Managing General Partner, and (ii) the Initial General Partner becoming the Special Limited Partner, in each case pursuant to the reclassification in Section 3.4.

ARTICLE 4
ALLOCATIONS

4.1                                                                               Maintenance of Capital Accounts

The Managing General Partner will maintain a separate capital account (a “Capital Account”) for each Partner in accordance with the following provisions:

4.1.1                               to each Partner’s Capital Account there shall be credited such Partner’s Capital Contribution, such Partner’s distributive share of Net Income or any item in the nature of income or gain which is specially allocated pursuant to Section 4.4, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any property distributed to such Partner;

4.1.2                               to each Partner’s Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement, such Partner’s distributive share of Net Loss and any item in the nature of expense or loss which is specially allocated pursuant to Section 4.4, and the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership;

4.1.3                               in the event all or a portion of an interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest;

4.1.4                               for greater certainty, the Capital Accounts of the Managing General Partner and the Special Limited Partner shall be unaffected by the reclassification contemplated by Section 3.4; and

4.1.5                               in determining the amount of any liability for purposes of Sections 4.1.1 and 4.1.2 there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations.

The provisions of this Section 4.1 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

4.2                                                                               Allocations — Overview

The rules set forth below in this Article 4 shall apply for the purpose of determining each Partner’s allocable share of the items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss of the Partnership for each fiscal year or other period, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Partner’s Capital Account to reflect the aforementioned general and special allocations.  For each fiscal year or other period, the special allocations in Section 4.4 shall be made immediately prior to the general allocations of Section 4.3.

4.3                                                                               General Allocations

4.3.1                               The items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss for a fiscal year shall be allocated as of the end of such fiscal year (and at such other times as it shall be necessary to allocate Net Income or Net Loss) among the Persons who were Partners during such fiscal year or other period in a manner that will, as nearly as possible, cause the Capital Account balance of each Partner at the end of such fiscal year or other period to equal the excess (which may be negative) of:

4.3.1.1                              the amount of the hypothetical distribution (if any) that such Partner would receive if, on the last day of such fiscal year or other period, (x) all Assets, including cash and any amount required to be contributed to the Partnership by the Managing General Partner, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such fiscal year or other period, (y) all Partnership liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or any Partner Nonrecourse Debt in respect of such Partner, to the Gross Asset Values of the assets securing such liability), and (z) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 16.3.3 over

4.3.1.2                              the sum of (x) the amount, if any, without duplication, that such Partner would be obligated to contribute to the capital of the Partnership, (y) such Partner’s share of Partnership Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g) and (z) such Partner’s share of Partner Nonrecourse Debt Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed as of the hypothetical sale described in Section 4.3.1.1 above.

4.3.2                               Notwithstanding anything to the contrary in this Article 4, the amount of items of Partnership expense and loss allocated pursuant to Section 4.3.1 to any Limited Partner shall not exceed the maximum amount of such items that can be so allocated without causing such Limited Partner to have an Adjusted Capital Account Deficit at the end of any fiscal year. All such items in excess of the limitation set forth in this Section 4.3.2 shall be allocated first, to Partners who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in Sections 1.1.1.1 and 1.1.1.2, until no Partner would be entitled to any further allocation, and thereafter to the Managing General Partner.

4.4                                                                               Special Allocations

The following special allocations shall be made in the following order:

4.4.1                               In the event that there is a net decrease during a fiscal year in either Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Article 4, each Partner shall receive such special allocations of items of Partnership income and gain as are required in order to conform to Treasury Regulations Section 1.704-2.

4.4.2                               Subject to Section 4.4.1, but notwithstanding any other provision of this Article 4, items of income and gain shall be specially allocated to the Partners in a manner that complies with the “qualified income offset” requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

4.4.3                               In the event that a Partner has a deficit Capital Account balance at the end of any fiscal year which is in excess of the sum of (i) the amount such Partner is then obligated to restore pursuant to this Agreement, and (ii) the amount such Partner is then deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), respectively, such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of income and gain of the Partnership for such fiscal year in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(d)) in the amount of such excess as quickly as possible; provided, however, that any allocation under this Section 4.4.3 shall be made only if and to the extent that a Partner would have a deficit Capital Account balance in excess of such sum after all allocations provided for in this Article 4 have been tentatively made as if this Section 4.4.3 were not in this Agreement.

4.4.4                               Partner Nonrecourse Deductions shall be specially allocated to the Partners in the manner in which they share the economic risk of loss (as defined in Treasury Regulations Section 1.752-2) for such Partner Nonrecourse Debt.

4.4.5                               Each Nonrecourse Deduction of the Partnership shall be specially allocated to the Partners, pro rata, in proportion to their respective Percentage Interests.

4.4.6                               The amounts of any Partnership income, gain, loss or expense available to be specially allocated pursuant to this Section 4.4 shall be determined by applying rules analogous to those set forth in Section 1.1.71 as modified by Sections 1.1.71.1 through 1.1.71.5.

4.5                                                                               Allocation of Nonrecourse Liabilities

For purposes of determining each Partner’s share of Nonrecourse Liabilities, if any, of the Partnership in accordance with Treasury Regulations Section 1.752-3(a)(3), the Partners’ interest in Partnership profits shall be determined in the same manner as prescribed by Section 4.4.5.

4.6                                                                               Transfer of Interest

In the event of a transfer of all or part of any Partnership Interest (in accordance with the provisions of this Agreement) at any time other than the end of a fiscal year, or the admission of an additional Limited Partner in connection with the issuance of additional Partnership Interests pursuant to Section 3.6, the shares of items of Net Income or Net Loss and specially allocated items allocable to the interest transferred shall be allocated between the transferor and the transferee in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

4.7                                                                               Allocations for U.S. Tax Purposes

4.7.1                               Each item of income, gain, loss, or deduction for U.S. federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 4.4 (a “Book Item”) shall be allocated among the Partners in the same proportion as the corresponding Book Item is allocated among them pursuant to Section 4.3 or Section 4.4 hereof.

4.7.2                               In the event any property of the Partnership is credited to the Capital Account of a Partner at a value other than its tax basis (whether as a result of a contribution of such property or a revaluation of such property pursuant to Section 1.1.44.2, then allocations of taxable income, gain, loss and deductions with respect to such property shall be made in a manner which will comply with Section 704(b) and Section 704(c) of the Code and the Treasury Regulations thereunder. The Partnership, in the discretion of the Managing General Partner, may make, or not make, “curative” or “remedial” allocations (within the meaning of the Treasury Regulations under Section 704(c) of the Code) including, but not limited to:

4.7.2.1                              “curative” allocations which offset the effect of the “ceiling rule” for a prior fiscal year (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(ii)); and

4.7.2.2                              “curative” allocations from dispositions of contributed property (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(iii)(B)).

4.7.3                               All tax credits shall be allocated among the Partners as determined by the Managing General Partner in its sole and absolute discretion, consistent with applicable law.

4.8                                                                               Allocations for Canadian Federal Income Tax Purposes.

4.8.1                               The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated to each Partner in an amount calculated by multiplying the Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the Partnership to Partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of the Partnership where the General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have if the distributions were paid in the fiscal year of the Partnership in which they were accrued. Generally, the source and character of items of income so allocated to a Partner with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.

4.8.2                               If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the income, or loss, as the case may be, for purposes of the Income Tax Act of the Partnership for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units held by them on each such date, such amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, as the General Partner determines is reasonable in the circumstances having regard to such factors as the General Partner considers to be relevant, including, the relative Capital Amount of the Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units as compared to all other Units, and (ii) to the Partners other than in respect of Preferred Units the remaining amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Partnership Interests before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a Partner at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter.

4.8.3                               Notwithstanding Sections 4.8.1 and 4.8.2, the gain(s) for Canadian Tax Purposes realized by the Partnership on the disposition of the common shares of Brookfield Infrastructure Holdings (Canada) Inc. (the “CanHoldco Shares”) for any given fiscal year of the Partnership, in an aggregate amount equal to the amount of accrued gain on the CanHoldco Shares on the date of the transfer of the CanHoldco Shares to the Partnership in connection with the Reorganization computed in accordance with the Income Tax Act, will be allocated to the Initial Limited Partner (or to the Initial Limited Partner and any member of the BAM Group to which the Initial Limited Partner assigns any Partnership Interests in proportion to their respective holdings of the aggregate Partnership Interests held by them at the time of the disposition of the CanHoldco Shares or to the general partner of the Partnership if the general partner is a member of the BAM Group at the time of allocation and no other members of the BAM Group hold any Partnership Interests of the Partnership at such time); provided, however, that any such gain(s) that exceed in the aggregate the amount of accrued gain on the CanHoldco Shares on the date of the transfer of the CanHoldco Shares to the Partnership in connection with the Reorganization will be allocated in accordance with Sections 4.8.1 and 4.8.2.

4.9                                                                               Currency Translation

Allocations of amounts other than in U.S. Dollars shall be undertaken following translation into U.S. Dollars by the Managing General Partner on such date as the Managing General Partner deems appropriate, using rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services to fix the rate of translation.

4.10                                                                        Authority of Managing General Partner

All decisions and other matters concerning (i) the computation and allocation of specific items of income, gain, expense or loss among the Partners and (ii) accounting procedures to be employed by the Partnership shall be determined in good faith by the Managing General Partner, which determination shall be final and conclusive as to all Partners.  In furtherance of the foregoing, the Managing General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of this Agreement to the extent necessary to (A) comply with the requirements of the Code and Treasury Regulations (including the requirements of Section 704(b) and Section 704(c) of the Code and the Treasury Regulations promulgated thereunder), (B) comply with the requirements of the Income Tax Act, (C) reflect the Partners’ interests in the Partnership or (D) consistently reflect the distributions made by the Partnership to the Partners pursuant to the terms of this Agreement.  The Managing General Partner may make or revoke, but shall not be obligated to make or revoke, any tax election provided for under the Code, or any provision of state, local or non-U.S. tax law or under the Income Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1                                                                               In General

Subject to this Article 5 and Section 16.3.3, the Managing General Partner may in its sole discretion make distributions at any time or from time to time to the Partners in accordance with this Agreement.  Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.  For the avoidance of doubt, BIP, the Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash in order to make a distribution.  The amount of Taxes withheld or paid by the Partnership or another member of the BIP Group in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

5.2                                                                               Distributions Prior to Dissolution

5.2.1                               Prior to the dissolution of the Partnership pursuant to Section 16.1, distributions of Available Cash shall be made pursuant to this Section 5.2.

5.2.2                               Subject to Section 5.2.3, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1                              first, 100% to BIP until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BIP’s outlays and expenses for the Quarter properly incurred;

5.2.2.2                              second, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 5.2.2.2 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.3                              third, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 5.2.2.3 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the First Distribution Threshold;

5.2.2.4                              fourth, (i) 85% to all the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 15% to the Special Limited Partner until there has been distributed pursuant to this Section 5.2.2.4 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the excess of (a) the Second Distribution Threshold over (b) the First Distribution Threshold; and

5.2.2.5                              thereafter, (i) 75% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 25% to the Special Limited Partner.

5.2.3                               Subject to the terms of any Preferred Units then Outstanding, Available Cash that is deemed by the Managing General Partner to be cash from Interim Capital Transactions and representative of unrecovered capital (“Capital Surplus”) shall be distributed:

5.2.3.1                              first, to Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero; and

5.2.3.2                              thereafter, in accordance with Section 5.2.2.

5.3                                                                               Distributions on or After Dissolution

Upon a dissolution of the Partnership pursuant to Section 16.1, distributions shall be made in the manner prescribed in Section 16.3.3 hereof.

5.4                                                                               Adjustment to Incentive Distributions Payable to Special Limited Partner

5.4.1                               The Managing General Partner shall maintain a notional account (as adjusted pursuant to this Section 5.4, the “Incentive Distribution Account”) that will track the amount of Incentive Distributions that have been paid or are payable in respect of any period following the Closing Date by any Operating Entity or Holding Entity to any member of the BAM Group with respect to the Partnership’s Invested Capital in such Operating Entity or Holding Entity (“Underlying Incentive Distributions”).

5.4.2                               Notwithstanding anything to the contrary in this Article 5, any amounts otherwise payable to the Special Limited Partner pursuant to clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5 shall, subject to Section 5.4.3, be reduced by (but will not be less than zero) any amount in the Incentive Distribution Account at the time of the distribution (any such amount, once applied to reduce amounts otherwise payable, is referred to as an “Applied Incentive Amount”).

5.4.3                               The amount of any reduction pursuant to Section 5.4.2 in the amounts otherwise payable to the Special Limited Partner shall be adjusted on an equitable basis as necessary in order to take into account the benefit that Partners would have received had the Underlying Incentive Distributions not been paid or payable.

5.4.4                               The Incentive Distribution Account shall be adjusted from time to time to deduct the amount of any Applied Incentive Amount or any clawback or similar amount paid or contributed to an Operating Entity or Holding Entity in respect of an Underlying Incentive Distribution.  For greater certainty, it is acknowledged that the Incentive Distribution Account may be negative as a result of the adjustment for such clawback or similar amount.  In no event will a negative balance in the Incentive Distribution Account require a payment to the Special Limited Partner.

5.4.5                               Any amounts in the Incentive Distribution Account shall be taken into account in a similar manner to the foregoing in effecting distributions pursuant to Section 16.3.3.

5.5                                                                               Incentive Distributions Paid in the Form of Redemption - Exchange Units

The Special Limited Partner may elect, at its sole discretion, to reinvest the distribution amounts paid or payable by the Partnership to the Special Limited Partner, as contemplated by clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5, in exchange for a number of Redemption-Exchange Units issued by the Partnership to the Special Limited Partner equal to the amount of cash that would otherwise be paid to the Special Limited Partner divided by the Market Value of a BIP Unit on the date that the distribution is declared.

5.6                                                                               Prohibition on Distributions

The Managing General Partner shall not cause the Partnership to make any distribution pursuant to this Article 5:

5.6.1                               unless there is sufficient cash available therefor;

5.6.2                               which would render the Partnership unable to pay its debts as and when they fall due; or

5.6.3                               which, in the opinion of the Managing General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations.

ARTICLE 6
REDEMPTION-EXCHANGE RIGHTS

6.1                                                                               Redemption-Exchange Rights

6.1.1                               Subject to Section 6.1.3, the Redemption-Exchange Units entitle a Redemption-Exchange Unitholder to redeem all or any portion of its Redemption-Exchange Units in accordance with this Article 6 at any time.

6.1.2                               Subject to the provisions of this Agreement, a Redemption-Exchange Unitholder may require the Partnership to redeem all or any portion of the Redemption-Exchange Units (the “Redemption Right”) for an amount of cash equal to the Redemption Amount.  Each Redemption-Exchange Unit to be redeemed by the Redemption-Exchange Unitholder must be tendered in accordance with the procedures set out in Section 6.2.

6.1.3                               Subject to the provisions of this Agreement, BIP shall have the right (the “Exchange Right”), which shall be exercisable after presentation of the Redemption Notice in accordance with Section 6.2, to elect to acquire all (but not less than all) the Redemption-Exchange Units to be redeemed under the Redemption Notice in consideration for the Applicable Number of BIP Units.

6.2                                                                               Redemption and Exchange Procedures

6.2.1                               In order to exercise its Redemption Right, a Redemption-Exchange Unitholder shall deliver to the Partnership and BIP a notice (the “Redemption Notice”) of its intention to redeem the Redemption-Exchange Units that contains all relevant information (including the Redemption-Exchange Date), and that is presented together with all related certificates and documents that the Partnership or BIP may reasonably require or as may be required by applicable law to effect the Redemption Right, including the certificates representing the Redemption-Exchange Units being redeemed.

6.2.2                               At any time within 2 Business Days from the date of BIP’s receipt of the Redemption Notice, BIP may elect to exercise the Exchange Right with respect to all (but not less than all) of the Redemption-Exchange Units to be redeemed pursuant to the Redemption Notice and shall give written notice to the Partnership and to the Redemption-Exchange Unitholder of such election (the “Exchange Notice”).  The Exchange Notice shall contain all relevant information, and shall be presented together with all related certificates and documents that the Partnership and Redemption-Exchange Unitholder may reasonably require or as may be required by applicable law to effect the Exchange Right.

6.2.3                               If BIP exercises its Exchange Right, on the Redemption-Exchange Date, BIP will acquire the number of Redemption-Exchange Units specified in the Redemption Notice in exchange for the Applicable Number of BIP Units.  BIP shall take all steps necessary under the BIP Partnership Agreement to effect the issuance of the Applicable Number of BIP Units to the Redemption-Exchange Unitholder, including by issuing a certificate in the name of the Redemption-Exchange Unitholder upon request and subject to the terms of the BIP Partnership Agreement.  The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of the Redemption-Exchange Units specified in the Redemption Notice to BIP, including the register of such transfer in the Partnership’s register of Limited Partners and, upon request, by issuing a new certificate in the name of BIP representing the Redemption-Exchange Units transferred to BIP in accordance with this Article 6, without expense to BIP.

6.2.4                               If BIP does not exercise its Exchange Right, on the Redemption-Exchange Date, for each Redemption-Exchange Unit that is presented by the Redemption-Exchange Unitholder for redemption, the Partnership will pay to the Redemption-Exchange Unitholder cash in an amount equal to the Redemption Amount.  Upon the surrender of certificates representing more Redemption-Exchange Units than the number of Redemption-Exchange Units to be redeemed under the Redemption Notice, the holder thereof will be entitled, upon request, to receive from the Partnership forthwith, without expense to such holder, a new certificate representing the Redemption-Exchange Units not being redeemed at that time.

6.3                                                                               Redemption-Exchange Date

The date specified in any Redemption Notice (the “Redemption-Exchange Date”) must be a Business Day and must not be less than five Business Days nor more than ten Business Days after the date upon which the Redemption Notice is received by the Partnership and BIP.  If no such Business Day is specified in the Redemption Notice, the Redemption-Exchange Date shall be deemed to be the fifth Business Day after the date on which the Redemption Notice is received by the Partnership and BIP.

6.4                                                                               Withdrawal of Exercise

At any time prior to the applicable Redemption-Exchange Date, any Redemption-Exchange Unitholder who delivers a Redemption Notice to the Partnership will be entitled to withdraw such Redemption Notice.

6.5                                                                               Effect of Exercise of the Redemption-Exchange Right

6.5.1                               If the Redemption Right has been exercised, at 8:30 a.m. (Bermuda time) on the Redemption-Exchange Date:

6.5.1.1                              the closing of the redemption contemplated by the Redemption Notice or, if applicable, the closing of the exchange contemplated by the Exchange Notice will be deemed to have occurred;

6.5.1.2                              any Redemption-Exchange Unitholder who exercised the Redemption Right will cease to be a holder of such Redemption-Exchange Units and will not be entitled to exercise any of the rights in respect of such Redemption-Exchange Units, other than the right to receive the Redemption Amount or the Applicable Number of BIP Units deliverable hereunder and any right to receive distributions payable in respect of such Redemption-Exchange Units for any Quarter ending prior to the Redemption-Exchange Date;

6.5.1.3                              immediately following the closing of the exchange contemplated by Section 6.5.1.1, if applicable, BIP shall exchange the Redemption-Exchange Units for Managing General Partner Units on a one for one basis and, in addition to any other Units previously held by BIP, BIP will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Redemption-Exchange Units exchanged pursuant to the Exchange Right; and

6.5.1.4                              other than as specifically contemplated herein, the BIP Units issued to any Redemption-Exchange Unitholder pursuant to Section 6.2.2 will be issued in accordance with the BIP Partnership Agreement.

ARTICLE 7
REDEMPTION AMOUNT AND EXCHANGE RATIO

7.1                                                                               Redemption Amount

Subject to Section 8.2, the “Redemption Amount” shall be the product of (i) the Market Value of one BIP Unit multiplied by the number of Redemption-Exchange Units specified in a Redemption Notice to be redeemed and (ii) the Exchange Ratio.

7.2                                                                               Exchange Ratio and Adjustments

The “Exchange Ratio” shall initially be one and shall be adjusted from time to time pursuant to Sections 8.1 or 8.2.

ARTICLE 8
ADJUSTMENTS

8.1                                                                               BIP Unit Reorganization

In the event that there is any change in the number of Redemption-Exchange Units or BIP Units Outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Redemption-Exchange Units or the BIP Units, as the case may be, (each such event, a “Unit Reorganization”), the Exchange Ratio shall be adjusted to be the number of BIP Units that would be received in respect of one Redemption-Exchange Unit immediately following the Unit Reorganization as if the Redemption Right and the Exchange Right had been exercised in respect of such Redemption-Exchange Unit immediately before the Unit Reorganization.

8.2                                                                               BIP Unit Reclassification

In the event that there is any consolidation, amalgamation, arrangement, merger or other form of combination of BIP with or into any other entity resulting in a reclassification of the Outstanding BIP Units (“Unit Reclassification”), then the Exchange Ratio will be adjusted in a manner approved by the Managing General Partner, acting reasonably, to ensure that:

8.2.1                               the Redemption-Exchange Unitholders would receive the amount of cash equal to the Market Value (or, if no Market Value is available, the fair market value) of the securities that such Redemption-Exchange Unitholder would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of such Unit Reclassification, the holders had been the registered holders of the number of BIP Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BIP Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification; and

8.2.2                               the Redemption-Exchange Unitholders would receive the securities that such Redemption-Exchange Unitholders would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of the Unit Reclassification, the holders had been the registered holders of the number of BIP Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BIP Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification.

8.3                                                                               Adjustments Cumulative

The adjustments to the Exchange Ratio provided for in Section 8.1 and 8.2 shall be cumulative.

ARTICLE 9
MANAGEMENT AND OPERATION OF PARTNERSHIP

9.1                                                                               Management

9.1.1                               The Managing General Partner shall conduct, direct and manage all activities of the Partnership.  Except as otherwise expressly provided in this Agreement, all management powers over the activities and affairs of the Partnership shall be exclusively vested in the Managing General Partner, and no Limited Partner shall have any management power over the activities and affairs of the Partnership.  In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the Managing General Partner under any other provision of this Agreement, the Managing General Partner, subject to Section 9.2, shall have full power and authority to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the activities and affairs of the Partnership, to exercise all powers set forth in Section 2.3 and to effectuate the purposes set forth in Section 2.2.

9.1.2                               In exercising its authority under this Agreement, the Managing General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the Managing General Partner) of any action taken (or not taken) by it.  The Managing General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the Managing General Partner has acted pursuant to its authority under this Agreement.

9.1.3                               Notwithstanding any other provision of this Agreement, the Limited Partnership Act, the Exempted Partnerships Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire a Partnership Interest hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Master Services Agreement, the Relationship Agreement and the other agreements described in or contemplated by this Agreement; (ii) agrees that the Managing General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence on behalf of the Partnership without any further act, approval, or vote of the Partners or the other Persons who may acquire a Partnership Interest; and (iii) agrees that the execution, delivery or performance by the Managing General Partner, the Service Providers or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement, shall not constitute a breach by the Managing General Partner of any duty that the Managing General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

9.2                                                                               Restrictions on Managing General Partner’s Authority

Except as provided in Article 16 and Article 18, the Managing General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the BIP Group’s assets or the Assets, taken as a whole, in a single transaction or a series of related transactions without the prior approval of the holders of a majority of the voting power of Outstanding Equity Units; provided however that this provision shall not preclude or limit the Managing General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the BIP Group or the Assets (including for the benefit of Persons other than members of the BIP Group, including Affiliates of the Managing General Partner) and shall not apply to any forced sale of any or all of the assets of the BIP Group or the Assets pursuant to the foreclosure of, or other realization upon, any such encumbrance.  The Managing General Partner shall not, on behalf of the Partnership, except as permitted under Section 13.6, Section 15.1 and Section 15.1.4, elect or cause the Partnership to elect a successor general partner of the Partnership.

9.3                                                                               Reimbursement of Partnership Expenses

9.3.1                               Except as provided in this Section 9.3 and elsewhere in this Agreement, the Managing General Partner shall not be compensated for its services as Managing General Partner of the Partnership.

9.3.2                               The Managing General Partner shall be reimbursed on a monthly basis, or such other basis as the Managing General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership or for the Managing General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the Managing General Partner in connection with conducting the Partnership’s affairs (including expenses allocated to the Managing General Partner by its Affiliates).  The Managing General Partner shall determine the fees and expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion.  Reimbursements pursuant to this Section 9.3 shall be in addition to any reimbursement to the Managing General Partner as a result of indemnification pursuant to Section 9.6.

9.4                                                                               Outside Activities

9.4.1                               In accordance with the BIP Partnership Agreement, the Managing General Partner is authorized to: (i) acquire and/or hold interests in the Partnership and, subject to the approval of its general partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of its interests in the Partnership and such other Persons; (iii) serve as the Managing General Partner and execute and deliver, and perform the functions of a managing general partner specified in, this Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act and the Exempted Partnerships Act and the BIP Partnership Agreement.

9.4.2                               Each Indemnified Party shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, whether in activities similar to those of the Managing General Partner, the Partnership or any other member of the BIP Group, in direct competition to, and/or in preference to, or to the exclusion of, the Partnership, the Managing General Partner or any other member of the BIP Group.  Such business interests, activities and engagements shall not constitute a breach of this Agreement or any duties stated or implied by law or equity, including fiduciary duties, to any of the Managing General Partner, the Partnership (or any of their respective investors) or any other member of the BIP Group (or any of their respective investors) and shall be deemed not to be a breach of the Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of the Managing General Partner.  None of the Managing General Partner, the Partnership or any other member of the BIP Group or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby or otherwise in any business ventures of an Indemnified Party.

9.4.3                               The Managing General Partner and the Indemnified Parties shall have no obligation hereunder or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Partnership, the Limited Partners or any member of the BIP Group.

9.4.4                               The Managing General Partner and its Affiliates shall have no obligation to (i) permit the Partnership or any other member of the BIP Group to use any facilities or assets of the Managing General Partner or its Affiliates, except as may be provided in contracts, agreements or of the arrangements entered into from time to time specifically dealing with such use, or (ii) to enter into such contracts, agreements or other arrangements.

9.4.5                               Notwithstanding anything to the contrary in this Section 9.4, nothing in this Section 9.4 shall affect any obligation of an Indemnified Party to present a business or investment opportunity to the Partnership, the Managing General Partner or any other member of the BIP Group pursuant to a separate written agreement between such Indemnified Party and the Partnership, the Managing General Partner or any other member of the BIP Group.

9.5                                                                               Disclosure of Interests

9.5.1                               The Managing General Partner, its Affiliates and their respective partners, members, shareholders, directors, officers, employees and shareholders (each hereinafter referred to as an “Interested Party”) may become Limited Partners or beneficially interested in Limited Partners in the Partnership and may hold, dispose of or otherwise deal with Units with the same rights they would have if the Managing General Partner were not party to this Agreement.

9.5.2                               An Interested Party shall not be liable to account either to other Interested Parties or to the Partnership, the Partners or any other Persons for any profits or benefits made or derived by or in connection with any transaction contemplated by Section 9.4.2.

9.5.3                               An Interested Party may sell investments to, purchase Assets from, vest Assets in and contract or enter into any contract, arrangement or transaction with the Partnership, any other member of the BIP Group or any other Person whose securities are held directly or indirectly by or on behalf of the Partnership or another member of the BIP Group, including any contract, arrangement or transaction relating to any financial, banking, investment banking, insurance, secretarial or other services, and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Partnership, any other member of the BIP Group or any other Person in respect of any such contract, transaction, arrangement or interest, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, provided that nothing herein contained shall permit an Interested Party or Limited Partner to enter into any such contract, transaction or arrangement as aforesaid, subject to any approval requirements contained in the Conflicts Guidelines.

9.5.4                               Without limiting the generality of the foregoing, an Interested Party or Limited Partner may enter into any contract, transaction or arrangement with any member of the BIP Group to provide advice or services, including investment management, monitoring or oversight services, services with respect to corporate finance matters and valuations, services relating to the arrangement of new financing, mergers and acquisitions, services relating to the provision of directors or other manager of a Person and other investment banking services, including introduction and transaction organization services.

9.6                                                                               Indemnification

9.6.1                               The Managing General Partner and any of its Affiliates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the board of directors or other Governing Body of any member of the BIP Group and any Person the Managing General Partner designates as an indemnified person (each, an “Indemnified Party”) shall, to the fullest extent permitted by law, be indemnified on an after Tax basis out of the Assets (and the Managing General Partner shall be entitled to grant indemnities on behalf of the Partnership, and to make payments out of the Assets, to any Indemnified Party in each case in accordance with this Section 9.6) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits and proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Partnership or by reason of such Person being the Managing General Partner, or an Affiliate of the Managing General Partner, or an officer, director, agent, shareholder or employee of the Managing General Partner, or an Affiliate of the Managing General Partner, or a Person who serves on the board of directors or other Governing Body of any member of the BIP Group, provided that no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with knowledge that the Indemnified Party’s conduct was unlawful.  An Indemnified Party shall not be denied indemnification in whole or in part under this Section 9.6 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

9.6.2                               To the fullest extent permitted by law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, shall from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as provided by the proviso of Section 9.6.1.

9.6.3                               The indemnification provided by this Section 9.6 shall be in addition to any other rights to which an Indemnified Party may be entitled under any agreement (including the Master Services Agreement), as a matter of the law or otherwise, both as to actions in the Indemnified Party’s capacity as an Indemnified Party and as to actions in any other capacity, and shall continue as to any Indemnified Party who has ceased to serve in the capacity in which such Indemnified Party became entitled to indemnification under this Section 9.6, and shall enure to the benefit of such Person’s heirs, successors, assigns and administrators.  The indemnification provisions of this Section 9.6 are for the benefit of each Indemnified Party, its heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Person.

9.6.4                               No amendment, modification or repeal of this provision or any other provision of this Agreement shall in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

9.6.5                               Notwithstanding anything to the contrary in this Agreement, (i) no Indemnified Party shall be liable to the Partnership, any Partner or any other Person who has acquired an interest in a Partnership Interest for any Liabilities sustained or incurred by such Person as a result of any act or omission of the Indemnified Party, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such Liabilities resulted from the Indemnified Party’s bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) any matter that is approved by a majority of the members of the Independent Committee shall not constitute a breach of this Agreement or any duties to the Partnership or to the Partners stated or implied by law or equity, including fiduciary duties.

9.6.6                               To the extent that an Indemnified Party has any duties to the Partnership or to the Partners, including fiduciary duties, such Indemnified Party acting in connection with the Partnership’s activities or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

9.6.7                               Any amendment, modification or repeal of this Section 9.6 (or that otherwise affects Section 9.6) that limits its scope shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnified Parties under this Section 9.6 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, provided that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

9.6.8                               The provisions of this Section 9.6 shall survive the dissolution of the Partnership.

9.7                                                                               Resolution of Conflicts of Interest

9.7.1                               Notwithstanding anything to the contrary in this Agreement, conflicts of interest and potential conflicts of interest that are approved by a majority of the members of the Independent Committee from time to time are hereby approved by all Partners.

9.7.2                               The parties acknowledge and agree that the Independent Committee may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to guidelines, policies or procedures that are approved by the Independent Committee from time to time (the “Conflicts Guidelines”), and if and to the extent that such matters are permitted by the Conflicts Guidelines, no further special approval will be required in connection with such matter permitted thereby.

9.8                                                                               Other Matters Concerning the Managing General Partner

9.8.1                               The Managing General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

9.8.2                               The Managing General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that such

Managing General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

9.8.3                               The Managing General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of the duly authorized officers of its general partner and a duly appointed attorney or attorneys-in-fact.  Each such attorney shall, to the extent provided by the Managing General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Managing General Partner hereunder.

9.8.4                               Any standard of care or duty imposed by this Agreement or under any applicable law, rule or regulation shall be modified, waived or limited as required to permit the Managing General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership.

9.9                                                                               Title to Assets

Title to Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Assets or any portion thereof.  Title to any or all of the Assets may be held in the name of the Partnership, the Managing General Partner, the general partner of the Managing General Partner, one or more of its Affiliates or one or more nominees, as the Managing General Partner may determine.  The Managing General Partner hereby declares and warrants that any Assets for which record title is held in the name of the Managing General Partner, its general partner or one or more of its Affiliates or one or more nominees shall be held by the Managing General Partner, its general partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the Managing General Partner shall use its reasonable efforts to cause record title to such Assets (other than those assets in respect of which the Managing General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided that, prior to the withdrawal of the Managing General Partner or as soon thereafter as practicable, the Managing General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and prior to any such transfer, will provide for the use of such Assets in a manner satisfactory to the Partnership.  All Assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Assets is held.

9.10                                                                        Purchase or Sale of Units

The Managing General Partner may cause the Partnership to purchase or otherwise acquire Units.  As long as Units are held by the Partnership, such Units shall not be considered Outstanding for any purpose, except as otherwise provided herein.  The Managing

General Partner or any Affiliate of the Managing General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Units for its own account, subject to the provisions of Article 13 and Article 14.

9.11                                                                        Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing General Partner has full power and authority to encumber, sell or otherwise use in any manner any and all Assets and to enter into any contracts on behalf of the Partnership, including contracts related to the incurrence or guarantee of indebtedness, and such Person shall be entitled to deal with the Managing General Partner as if it were the Partnership’s sole party in interest, both legally and beneficially.  Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing General Partner in connection with any such dealing.  In no event shall any Person dealing with the Managing General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing General Partner or its representatives.  Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

9.12                                                                        Services

The Managing General Partner may cause the Partnership to appoint any Person (including any Affiliate of the Managing General Partner) to manage the affairs of the Partnership, in accordance with the Conflicts Guidelines.  Any services rendered pursuant to such appointment shall be on terms that are fair and reasonable to the Partnership, provided that the requirements of this Section 9.12 shall be deemed satisfied as to (i) any services provided under the Master Services Agreement and any agreement contemplated thereby, (ii) any transaction approved by a majority of the members of the Independent Committee, or (iv) any transaction entered into in accordance with the Conflicts Guidelines.  The provisions of Section 9.3 shall apply to the rendering of services described in this Section 9.12.

ARTICLE 10
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

10.1                                                                        Limitation of Liability

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act.

On and after March 28, 2014, the Special Limited Partner shall have no liability under this Agreement, except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act, notwithstanding its prior role as general partner of the Partnership, unless the liability relates to the conduct of the Special Limited Partner in its role as general partner of the Partnership.

If it were determined that a Limited Partner was participating in the control or management of the Partnership or conducting the affairs of, signing or executing documents for or otherwise binding the Partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such Limited Partner would be liable as if it were a general partner of the Partnership in respect of all debts of the Partnership incurred while that Limited Partner was so acting or purporting to act.

10.2                                                                        Management of Partnership Affairs

No Limited Partner (other than the Managing General Partner or any officer, director, employee, partner, agent or trustee of the Managing General Partner, in its capacity as such, if such Person shall also be a Limited Partner) shall take part in the management or control of the activities and affairs of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or to vote on matters relating to the Partnership, to have access to the books and records of the Partnership or any other member of the BIP Group or than as required by applicable law or as set forth in this Agreement.  The transaction of any such activities or affairs by the Managing General Partner or any officer, director, employee, partner, agent or trustee of the Managing General Partner, in its capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

10.3                                                                        Outside Activities

Subject to the provisions of Section 9.4, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have interests and engage in activities in addition to activities relating to the Partnership, including interests and activities in direct competition with the Partnership or BIP.  Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any ventures of any Limited Partner.

ARTICLE 11
BOOKS, RECORDS, ACCOUNTING AND REPORTS

11.1                                                                        Books, Records and Accounting

The Managing General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s activities and affairs.  Any books and records maintained by or on behalf of the Partnership in the regular course of its activities and undertakings, including the record of the Record Holders, books of account and records of Partnership proceedings, may be kept on information storage devices, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time.  The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with IFRS-IASB.

11.2                                                                        Fiscal Year

Subject to Section 17.1.10, the fiscal year of the Partnership shall be the calendar year; provided, however, that if the Code requires the Partnership to use a taxable year other than a calendar year then, for U.S. tax purposes, the fiscal year of the Partnership shall be such taxable year.

ARTICLE 12
TAX MATTERS

12.1                                                                        Tax Information

12.1.1                        Following each taxable year of the Partnership, the Managing General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such taxable year with a Schedule K-1 (or equivalent) within ninety (90) days after the close of such taxable year and information related to the passive foreign investment company status of any non U.S. corporation that the Partnership controls. The Managing General Partner shall also, where reasonably possible and applicable, prepare and send such Persons (i) such other information required by any non-U.S. Limited Partner for U.S. federal income tax reporting purposes and (ii) such information as may be necessary for such Persons to file their own Canadian federal income tax returns.

12.2                                                                        Preparation of Tax Returns

The Managing General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for U.S. federal and state income tax purposes and, where applicable, Canadian Tax Purposes.  The classification, realization and recognition of income, gain, losses and deductions and other items shall be computed (i) for U.S. federal income tax purposes, on the accrual method of accounting, and (ii) for Canadian Tax Purposes, in accordance with the Income Tax Act.

12.3                                                                        Tax Elections

The Managing General Partner shall determine whether to make, to refrain from making or to revoke the election provided for in Section 754 of the Code, and any and all other elections permitted by the Code, the Income Tax Act or any other national, federal, provincial, state or local tax law, in its sole discretion.

12.4                                                                        Tax Controversies

Subject to the provisions hereof, the Managing General Partner is designated the Tax Matters Partner (as defined in Section 6231 of the Code) and the designated partner for the purposes of the Income Tax Act including subsections 152(1.4) to 152(1.8) thereof, and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith.  Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.

12.5                                                                        Withholding

Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that it determines in its sole discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code, the Income Tax Act or any other national, federal, provincial, state or local law including pursuant to Chapters 3 and 4 of Subtitle A of the Code.  To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the amount withheld shall be treated as a distribution of cash pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding from such Partner.  To the extent an amount otherwise payable to a member of the BIP Group is required to be withheld and paid over to any taxing authority, and such withheld amount is attributable to a Partner’s ownership of Units, then such withheld amount shall be treated as a distribution of cash to such Partner pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding.

12.6                                                                        Election to be Treated as a Corporation

Notwithstanding anything to the contrary contained herein, if the Managing General Partner determines in its sole discretion that it is no longer in the best interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the Managing General Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

12.7                                                                        U.S. Tax Classification of the Partnership

Prior to the Managing General Partner making an election described in Section 12.7 hereof, it is intended that the Partnership be classified as a partnership for U.S. federal income tax purposes.  In furtherance of the foregoing, and prior to the Managing General Partner making an election described in Section 12.7, to ensure that interests in the Partnership are not traded on an established securities market within the meaning of Treasury Regulations Section 1.7704-1(b) or readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Treasury Regulations Section 1.7704-1(c), notwithstanding anything to the contrary contained in this Agreement, (i) the Partnership shall not participate in the establishment of a market or the inclusion of its interests thereon, and (ii) the Partnership shall not recognize any transfer made on any market by (x) redeeming the transferor Partner (in the case of a redemption or repurchase by the Partnership) or (y) admitting the transferee as a Partner or otherwise recognizing any rights of the transferee, such as a right of the transferee to receive Partnership distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Partnership.

ARTICLE 13
CERTIFICATES; RECORD HOLDERS; TRANSFERS OF PARTNERSHIP INTERESTS

13.1                                                                        Certificates

13.1.1                        Upon the Partnership’s issuance of Partnership Interests of all or any classes to any Person and the request of such Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Partnership Interests being so issued.  Certificates shall be executed on behalf of the Partnership by the Managing General Partner.  No Certificate evidencing the issuance of Partnership Interests shall be valid for any purpose until it has been countersigned by the Managing General Partner.

13.1.2                        Certificates may bear any legends required by applicable law or otherwise determined to be appropriate by the Managing General Partner.

13.2                                                                        Mutilated, Destroyed, Lost or Stolen Certificates

13.2.1                        If any mutilated Certificate is surrendered to the Managing General Partner, the Managing General Partner on behalf of the Partnership shall execute, countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Partnership Interests as the Certificate so surrendered.

13.2.2                        The Managing General Partner on behalf of the Partnership shall execute, countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

13.2.2.1                       makes proof by affidavit, in form and substance satisfactory to the Managing General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

13.2.2.2                       requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

13.2.2.3                       if requested by the Managing General Partner, delivers to the Partnership a bond, in form and substance satisfactory to the Managing General Partner, with surety or sureties and with fixed or open penalty as the Managing General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, and the Managing General Partner against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

13.2.2.4                       satisfies any other reasonable requirements imposed by the Managing General Partner.

13.2.3                        If a Record Holder fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the

Partnership Interests represented by the Certificate is registered before the Partnership or the Managing General Partner receives such notification, the Record Holder shall be precluded from making any claim against the Partnership or the Managing General Partner for such transfer or for a new Certificate.

13.2.4                        As a condition to the issuance of any new Certificate under this Section 13.2, the Managing General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses reasonably connected therewith.

13.3                                                                        Record Holder

In accordance with Section 13.5.2, the Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not the Partnership shall have actual or other notice thereof, except as otherwise provided by applicable law or regulation.  Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand and such other Person on the other hand, such representative Person shall be the Record Holder of such Partnership Interest.  A Person may become a Record Holder without the consent or approval of any Partner.

13.4                                                                        Transfer Generally

13.4.1                        The term “transfer”, when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the Managing General Partner assigns its Managing General Partner Units to another Person or (ii) by which the holder of a Unit assigns such Unit to another Person, and includes a sale, assignment (including the foreclosure of a pledge, encumbrance, hypothecation or mortgage), gift, or exchange; save that the term transfer shall not be deemed to include the grant of a security interest, mortgage, charge or pledge of any kind over a Partnership Interest.

13.4.2                        No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 13.  Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 13 shall be null and void.

13.4.3                        Nothing contained in this Agreement shall be construed to prevent the parent entity of the Managing General Partner from disposing of all of the issued and outstanding capital stock of the Managing General Partner.

13.5                                                                        Registration and Transfer of Units

13.5.1                        The Managing General Partner shall cause to be kept at its registered office in Bermuda on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 13.5.2, the

Managing General Partner will provide for the registration and transfer of Units.  The Partnership shall not recognize transfers of Certificates representing Units unless such transfers are effected in the manner described in this Section 13.5.  Upon surrender for registration of transfer of any Units evidenced by a Certificate, and subject to the provisions of Section 13.5.2, the Managing General Partner on behalf of the Partnership shall execute, countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number of Units as was evidenced by the Certificate so surrendered.

13.5.2                        Except as otherwise provided in Article 14, the Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer.

13.5.3                        Subject to (i) the foregoing provisions of this Section 13.5; (ii) Section 13.3; (iii) Section 13.7; (iv) with respect to any class or series of Units, the provisions of any statement of designations or amendment to this Agreement establishing such class or series; (v) any contractual provisions binding on any Limited Partner; (vi) Section 12.7; and (vii) provisions of applicable law including the Limited Partnership Act and the Exempted Partnerships Act, Units shall be freely transferable.

13.5.4                        The Managing General Partner may, in its sole discretion and without giving a reason, refuse to register a transfer of any Unit in Certificated form which is not fully paid or on which the Partnership has a lien.

13.6                                                                        Transfer of Managing General Partner Units

13.6.1                        The Managing General Partner may transfer its Managing General Partner Units as the Managing General Partner to a single transferee (including upon its merger, consolidation or other combination into any other Person or the transfer by it of all or substantially all of its assets to another Person) if, but only if, (i) the transferee agrees to assume and be bound by the provisions of this Agreement and (ii) the Partnership receives an Opinion of Counsel that such transfer (or merger, consolidation or combination) would not result in the loss of limited liability of any Limited Partner or of any limited partner of BIP or cause the Partnership or BIP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such) or cause the Partnership to become an “investment company” under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions); provided, however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the Managing General Partner or in connection with a transfer following such an election.

13.6.2                        In the case of a transfer pursuant to this Section 13.6, the transferee or successor (as the case may be) shall be admitted to the Partnership as the Managing General Partner immediately after the transfer of the Managing General Partner Units, and the Partnership shall continue without dissolution.

13.6.3                        The Parties agree that no transfer under this Section 13.6 will occur without the notification to and approval of the relevant Bermuda regulatory authorities in accordance with Bermuda law.

13.7                                                                        Restrictions on Transfers

Notwithstanding the other provisions of this Article 13, no transfer of any Partnership Interest shall be made if such transfer would (a) violate the then applicable securities laws or rules and regulations of any securities commission of any jurisdiction or any other governmental authorities with jurisdiction over such transfer, (b) result in the taxation of the Partnership as an association taxable as a corporation or otherwise subject the Partnership to entity-level taxation for tax purposes (in either case, for U.S. tax purposes, to the extent not otherwise elected by the Managing General Partner pursuant to Section 12.6 to be treated as such) or (c) affect the Partnership’s existence or qualification as an exempted limited partnership under the Limited Partnership Act or Exempted Partnerships Act.

ARTICLE 14
ADMISSION OF ADDITIONAL OR SUCCESSOR PARTNERS

14.1                                                                        Admission of Additional Limited Partners

14.1.1                        By acceptance of the transfer of any Units or the issuance of any Units in accordance with this Agreement, each Person to whom a Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such Units for the account of another Person) shall:

14.1.1.1                       be admitted to the Partnership as a Limited Partner with respect to the Units so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, with or without execution of this Agreement;

14.1.1.2                       become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement;

14.1.1.3                       shall become the Record Holder of the Units so transferred or issued;

14.1.1.4                       represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement;

14.1.1.5                       be deemed to grant the powers of attorney set forth in this Agreement;

14.1.1.6                       be deemed to make the consents and waivers contained in the Agreement, including with respect to the approval of the transactions and agreements entered into in connection with the formation of the Partnership and the Spin-Off; and

14.1.1.7                       be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this

Agreement, including, without limitation, the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

14.1.2                        The transfer of any Unit and/or the admission of any new Limited Partner to the Partnership will not constitute any amendment to this Agreement.  A Person may become a Record Holder without the consent or approval of any of the Partners.  A Person may not become a Limited Partner without acquiring a Unit.

14.1.3                        Any transfer of a Unit shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner and a party to this Agreement pursuant to this Article 14.

14.2                                                                        Admission of Successor Managing General Partner

A successor general partner approved pursuant to Section 15.1 or the transferee of or successor to the Managing General Partner’s Managing General Partner Units pursuant to Section 13.6 shall be admitted to the Partnership as the general partner, subject to the requirements of the Limited Partnership Act and the Exempted Partnerships Act, effective immediately prior to the withdrawal of the Managing General Partner pursuant to Section 15.1 or immediately after the transfer of the Managing General Partner’s Managing General Partner Units pursuant to Section 13.6.  Any such successor shall conduct the affairs of the Partnership without dissolution.  In each case, the admission shall be subject to the successor general partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.  Any such successor is hereby authorized to and shall, subject to the terms hereof conduct the affairs of the Partnership without dissolution.  In each case, the admission shall be subject to the successor general partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.  Any such successor is hereby authorized to and shall, subject to the terms hereof conduct the affairs of the Partnership without dissolution and shall be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including, without limitation, the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

ARTICLE 15
WITHDRAWAL OF PARTNERS

15.1                                                                        Withdrawal of the Managing General Partner

15.1.1                        The Managing General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

15.1.1.1                       the Managing General Partner voluntarily withdraws from the Partnership by giving 90 days advance written notice to the other Partners;

15.1.1.2                       the Managing General Partner transfers all of its rights as Managing General Partner pursuant to Section 13.6;

15.1.1.3                       the Managing General Partner (a) makes a general assignment for the benefit of creditors; (b) files a voluntary bankruptcy petition; (c) files a petition or answer seeking for itself a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law; (d) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing General Partner in a proceeding of the type described in Sections (a)-(c) of this Section 15.1.1.3; or (e) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Managing General Partner or of all or any substantial part of its properties;

15.1.1.4                       a final and non-appealable judgment is entered by a court with appropriate jurisdiction ruling that the Managing General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the Managing General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect; or

15.1.1.5                       a certificate of dissolution or its equivalent is filed for the Managing General Partner, or 90 days expire after the date of notice to the Managing General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its jurisdiction of incorporation or organization.

15.1.2                        If an Event of Withdrawal specified in Sections 15.1.1.3, 15.1.1.4 or 15.1.1.5 occurs or is expected, the withdrawing Managing General Partner shall give notice as soon as reasonably practicable to the Limited Partners.  The Partners hereby agree that only the Events of Withdrawal described in this Section 15.1 shall result in the withdrawal of the Managing General Partner from the Partnership.

15.1.3                        Withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) the Managing General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; or (ii) at any time that the Managing General Partner ceases to be a general partner pursuant to Section 15.1.1.2.

15.1.4                        If the Managing General Partner gives a notice of withdrawal pursuant to Sections 15.1.1.1 or 15.1.2, holders of at least a majority of the voting power of the Special Limited Partner Units may, prior to the effective date of such withdrawal, elect a successor general partner.  If, prior to the effective date of the Managing General Partner’s withdrawal, a successor is not selected by the holders of Special Limited Partner Units as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel in accordance with Section 13.6.1, the Partnership shall be dissolved in accordance with Article 16.  Any such successor general partner shall be subject to the provisions of Section 14.2.

15.2                                                                        Interest of Departing Managing General Partner and Successor Managing General Partner

15.2.1                        In the event of withdrawal of the Managing General Partner under circumstances where such withdrawal does not violate this Agreement, the Departing Managing General Partner shall, at its option exercisable prior to the effective date of the departure of such Departing Managing General Partner, promptly receive from its successor in exchange for its Managing General Partner Units an amount in cash equal to the fair market value of the Managing General Partner Units, such amount to be determined and payable as of the effective date of its departure.  If the Managing General Partner withdraws under circumstances where Cause exists or if the Managing General Partner withdraws under circumstances where such withdrawal violates this Agreement, its successor shall have the option described in the immediately preceding sentence, and the Departing Managing General Partner shall not have such option.

15.2.2                        For purposes of this Section 15.2.2, the fair market value of the Departing Managing General Partner’s Managing General Partner Units shall be determined by agreement between the Departing Managing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Managing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Managing General Partner and its successor, which, in turn, may rely on other experts and the determination of which shall be conclusive as to such matter.  If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Managing General Partner shall designate an independent investment banking firm or other independent expert, the Departing Managing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which shall determine the fair market value of the Managing General Partner Units.  In making its determination, such independent investment banking firm or other independent expert shall consider the Assets, the rights and obligations of the Managing General Partner and other factors it may deem relevant.

15.2.3                        If the Managing General Partner Units are not acquired in the manner set forth in Section 15.2.1, the Departing Managing General Partner shall become a Limited Partner and its Managing General Partner Units shall be converted into Equity Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 15.2.1, without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor).

15.3                                                                        Withdrawal of Limited Partners

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Units becomes a Record

Holder, such transferring Limited Partner shall, subject to Section 4.8.2, cease to be a Limited Partner with respect to the Units so transferred.

ARTICLE 16
TERMINATION OF THE PARTNERSHIP

16.1                                                                        Dissolution

Subject to Section 16.2, the Partnership shall dissolve and its affairs shall be wound up, upon:

16.1.1                        the service of notice by the Managing General Partner, with the approval of a majority of the members of the Independent Committee, that in the opinion of the Managing General Partner the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Partnership;

16.1.2                        the election of the Managing General Partner to dissolve, if the Partnership, as determined by the Managing General Partner, is required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

16.1.3                        the date that the Managing General Partner withdraws from the Partnership without satisfying Section 15.1;

16.1.4                        the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Partnership or an order to wind up or liquidate the Managing General Partner without the appointment of a successor pursuant to Section 15.1; or

16.1.5                        the date on which the Managing General Partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Assets in a single transaction or series of transactions.

16.2                                                                        Reconstitution of Partnership

The Partnership shall not dissolve pursuant to Section 16.1.3 or Section 16.1.4, and the Partnership shall be reconstituted and continue without dissolution, if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Partnership has not been provided to the Bermuda Monetary Authority), a successor general partner appointed pursuant to this Agreement executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Partnership receives an Opinion of Counsel that the admission of the new general partner will not result in the loss of limited liability of any Limited Partner.

16.3                                                                        Liquidation

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 16.2, the Managing General Partner shall act, or cause one or more Persons to act, as the Liquidator.  The Liquidator

(if other than the Managing General Partner) shall be entitled to receive such compensation for its services as may be approved by a majority of the members of the Independent Committee.  If the Managing General Partner is acting as the Liquidator, it shall not be entitled to receive any additional compensation for acting in such capacity.  The Liquidator shall agree not to resign at any time without 15 days’ prior notice and (if other than the Managing General Partner) may be removed at any time, with or without cause, by notice of removal approved by a majority of the members of the Independent Committee.  Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by a majority of the members of the Independent Committee.  The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided.  Except as expressly provided in this Section 16.3, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding-up and liquidation of the Partnership as provided for herein.  The Liquidator shall proceed to dispose of the Assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to applicable laws and the following:

16.3.1                        the Assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidators and such Partners or Partners may agree; if any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 16.3.3 to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners; the Liquidator may distribute the Assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners; the Liquidator may defer liquidation of the Assets for a reasonable time it determines that an immediate sale or distribution of all or some of the Assets would be impractical or would cause undue loss to the Partners;

16.3.2                        liabilities of the Partnership, including amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 16.3) and amounts to Partners otherwise than in respect of their distribution rights under Section 5.2, shall be discharged; with respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment; when paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds; and

16.3.3                        by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1                       an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2                       only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.3 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3                       all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.3.1                                          first, 100% to BIP until BIP has received pursuant to this Section 16.3.3.3.1 an amount equal to the excess of (1) the amount of BIP’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BIP pursuant to Section 5.2.2.1;

16.3.3.3.2                                          second, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 16.3.3.3.2 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.3.3                                          third, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.3 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3.4                                          fourth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero;

16.3.3.3.5                                          fifth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.3.5 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.5, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.4 during such period of time;

16.3.3.3.6                                          sixth, 15% to the Special Limited Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.3.6 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.6, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.5 during such period of time; and

16.3.3.3.7                                          thereafter, 25% to the Special Limited Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the Special Limited Partner pursuant to Sections 16.3.3.3.6-16.3.3.3.7 shall be made to the Special Limited Partner in its capacity as a Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

16.4                                                                        Distributions in Kind

Notwithstanding the provisions of Section 16.3, which require the liquidation of the Assets, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership, the Liquidator determines that an immediate sale of part or all of the Assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including those to Partners as creditors) and/or distribute to the Partners or to specific classes of Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 16.3, undivided interests in such Assets as the Liquidator deems not suitable for liquidation.  Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Limited Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time.  The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

16.5                                                                        Cancellation of Certificate of Limited Partnership

Upon the completion of the distribution of Partnership cash and property as provided in Sections 16.3 and 16.4, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than Bermuda shall be cancelled and such other actions as may be necessary to terminate the Partnership shall be taken.

16.6                                                                        Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the activities and affairs of the Partnership and the liquidation of its assets pursuant to Section 16.3 in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

16.7                                                                        Return of Capital

The Managing General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from Assets.

16.8                                                                        No Capital Account Restoration

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

16.9                                                                        Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE 17
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

17.1                                                                        Amendment to be Adopted Solely by Managing General Partner

Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, each Limited Partner agrees that the Managing General Partner

(pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

17.1.1                        a change in the name of the Partnership, the location of the Partnership’s registered office or the Partnership’s registered agent;

17.1.2                        admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

17.1.3                        a change that the Managing General Partner determines is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as an exempted limited partnership under Bermuda law or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or that is necessary or advisable in the opinion of the Managing General Partner to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

17.1.4                        an amendment that the Managing General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;

17.1.5                        an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership or the Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

17.1.6                        subject to the terms of any Preferred Units then Outstanding, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.6;

17.1.7                        any amendment expressly permitted in this Agreement to be made by the Managing General Partner acting alone;

17.1.8                        an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 18.3;

17.1.9                        any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to reflect and account for the formation of the Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Agreement;

17.1.10                 a change in the Partnership’s fiscal year and related changes;

17.1.11                 any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the Partners that, in the sole discretion of the

General Partner, is necessary or appropriate to (w) comply with the requirements of the Code and Treasury Regulations (including the requirements of Section 704(b) and Section 704(c) of the Code and the Treasury Regulations promulgated thereunder), (x) comply with the requirements of the Income Tax Act, (y) reflect the Partners’ interests in the Partnership or (z) consistently reflect the distributions made by the Partnership to the Partners pursuant to the terms of this Agreement;

17.1.12                 any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the Managing General Partner in the profits of the Partnership; or

17.1.13                 any other amendments substantially similar to matters described in Section 17.1.1 through 17.1.11.

In addition, the Managing General Partner may make amendments to this Agreement without the approval of any Limited Partner if those amendments, in the discretion of the Managing General Partner:

17.1.14                 do not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

17.1.15                 are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

17.1.16                 are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of Partnership Interests made in accordance with the provisions of this Agreement; or

17.1.17                 are required to effect the intent of the provisions of this Agreement or are otherwise contemplated by this Agreement.

17.2                                                                        Amendment Procedures

Except as provided in Sections 17.1 and 17.3, all amendments to this Agreement shall be made in accordance with the following procedures:

17.2.1                        amendments to this Agreement may only be proposed by or with the consent of the Managing General Partner, provided that the Managing General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose an amendment to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Limited

Partnership Act or the Exempted Partnerships Act or any other law, rule or regulation or at equity; and

17.2.2                        subject to the terms of any Preferred Units then Outstanding, a proposed amendment shall be effective upon its approval by the Managing General Partner and, where required under this Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units.

17.3                                                                        Amendment Requirements

17.3.1                        Notwithstanding the provisions of Sections 17.1 and 17.2, no provision of this Agreement that establishes a percentage of the voting power of the Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting requirement unless such amendment is approved by the written consent or the affirmative vote of the voting power of Outstanding Units whose aggregate Outstanding Units constitute voting power not less than the voting requirement sought to be reduced.

17.3.2                        Notwithstanding the provisions of Sections 17.1 and 17.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent unless such shall be deemed to have occurred as a result of any amendment approved pursuant to Section 17.3.3, or (ii) enlarge the obligations, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the Managing General Partner or any of its Affiliates without its consent, which may be given or withheld in its sole discretion.

17.3.3                        Except as otherwise provided, and without limitation of the Managing General Partner’s authority to adopt amendments to this Agreement as contemplated in Section 17.1, the Managing General Partner may amend the Partnership Agreement without the approval of holders of Outstanding Equity Partnership Interests, except that any amendment that would have a material adverse effect on the rights or preferences of any class of Outstanding Partnership Interests in relation to other classes of Partnership Interests must be consented to or approved by the holders of at least a majority of the Outstanding Partnership Interests of the class affected.

17.3.4                        Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 17.1, no amendments shall become effective without the approval of at least 90% of the voting power of the Outstanding Equity Units unless the Partnership obtains an Opinion of Counsel to the effect that (a) such amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election contemplated by Section 12.6) and (b) such amendment will not affect the limited liability of any Limited Partner or any limited partner of BIP under applicable law; however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the Managing General Partner or in connection with a transfer following such election.

17.3.5                        This Section 17.3 shall only be amended with the approval of not less than 90% of the Outstanding Equity Units.

17.4                                                                        Meetings

All acts of Limited Partners to be taken hereunder shall be taken in the manner provided in this Article 17.  Special meetings of the Limited Partners may be called by the Managing General Partner or by Limited Partners owning 50% or more of the voting power of the Outstanding Partnership Interests of the class or classes for which a meeting is proposed, provided that, for this purpose, the Partnership Interests Outstanding shall not include Partnership Interests owned by the Managing General Partner or any other member of the BAM Group. (For the avoidance of doubt, the Special Limited Partner Units and the Redemption-Exchange Units shall not constitute separate classes for this purpose.) Limited Partners shall call a special meeting by delivering to the Managing General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing General Partner shall send a notice of the meeting to the Limited Partners.  A meeting shall be held at a time and place (outside of Canada) determined by the Managing General Partner on a date not less than 10 days and not more than 60 days after the mailing of notice of the meeting.  Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Limited Partnership Act or the law of any other jurisdiction in which the Partnership is qualified to conduct activities and affairs.

17.5                                                                        Notice of Meeting

Notice of a meeting called pursuant to Section 17.4 shall be given to the Record Holders of the class or classes of Partnership Interests in writing by mail or other means of written communication in accordance with Section 19.2.  The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.  In addition, notices of meetings pursuant to Section 17.4 shall be delivered, announced and/or published to the extent required for the Partnership to comply with applicable law and regulations.

17.6                                                                        Record Date

For purposes of determining the Limited Partners entitled to notice of and participation in or to vote at a meeting of the Limited Partners or to provide consents or give approvals to any action by the Partnership as provided in Section 17.11 without a meeting as provided in Section 17.10, the Managing General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any applicable law, rule or regulation, in which case the applicable law, rule or regulation shall govern) or (b) in the event that approvals to any action by the Partnership are sought without a meeting, the date by which Limited Partners are requested in writing by the Managing General Partner to provide such approvals.

17.7                                                                        Adjournment

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days.  At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting and/or the new Record Date, as applicable, shall be given in accordance with this Article 17.

17.8                                                                        Quorum

A majority of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the Managing General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the Managing General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the Managing General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 17.7.

17.9                                                                        Conduct of Meeting

The Managing General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of consents or approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 17.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.  The Managing General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting, in either case including a Partner or a director or officer of the Managing General Partner.  All minutes shall be kept with the records of the Partnership maintained by the Managing General Partner.  The Managing General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of consents or approvals in writing.

17.10                                                                 Action Without a Meeting

If authorized by the Managing General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if (i) written consent to such action is solicited by or on behalf of the Managing General Partner and (ii) an approval in writing setting forth the action to be taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the applicable Limited Partners were present and voted.  Prompt notice of the taking of action by written consent or without a meeting shall be given to the Limited Partners who have not approved in writing.  The Managing General Partner may specify that any written ballot from Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner.  If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted.

17.11                                                                 Voting and Other Rights

17.11.1                 Only those holders of Units of the class or series for which a meeting has been called who are Record Holders on the Record Date set pursuant to Section 17.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  Notwithstanding the definition of “Limited Partner,” all references in this Agreement to votes, consents or approvals of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes, consents, approvals or acts of the Record Holders of such Outstanding Units.

17.11.2                 Each Outstanding Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of Limited Partners or by written consent, provided that Redemption-Exchange Unitholders will only be entitled to a maximum number of votes in respect of the Redemption Exchange Units equal to 49% of the total voting power of all Outstanding Units.

17.11.3                 With respect to Units that are held for a Person’s account by another Person, in whose name such Units are registered, such other Person shall, in exercising the voting or consent rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry.  The provisions of this Section 17.11.3 (as well as all other provisions of this Agreement) are subject to the provisions of Section 13.3.

ARTICLE 18
MERGER

18.1                                                                        Authority

The Partnership may merge or consolidate with one or more corporations, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of any jurisdiction, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article 18.

18.2                                                                        Procedure for Merger, Consolidation or Other Combination

Merger, consolidation or other combination of the Partnership pursuant to this Article 18 requires the prior approval of the Managing General Partner; provided, however, that, to the fullest extent permitted by law, the Managing General Partner shall have no duty or obligation to consent to any merger, consolidation or other combination of the Partnership and, to the fullest extent permitted by law, may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement and, in declining to consent to a merger, consolidation or other combination, shall not be required to act pursuant to any other standard imposed by this Agreement, any other Agreement contemplated hereby or under the Limited Partnership Act or the Exempted Partnerships Act or any other law, rule or regulation or at equity.  If the Managing General Partner shall determine, in the exercise of its sole discretion, to consent to the merger or consolidation, the Managing General Partner shall approve the Merger Agreement, which shall set forth:

18.2.1                        the names and jurisdictions of formation or organization of each of the entities proposing to merge or consolidate;

18.2.2                        the names and jurisdictions of formation or organization of the entity that is to survive the proposed merger or consolidation (the “Surviving Entity”);

18.2.3                        the terms and conditions of the proposed merger or consolidation;

18.2.4                        the manner and basis of exchanging or converting the equity securities of each constituent entity for, or into, cash, property or general or limited partnership interests, rights, securities or obligations of the Surviving Entity;

18.2.5                        (i) if any general or limited partnership interests, securities or rights of any constituent entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partnership interests, rights, securities or obligations of the

Surviving Entity, the cash, property or general or limited partnership interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Entity) which the holders of such general or limited partnership interest are to receive in exchange for, or upon conversion of, their securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partnership interests, rights, securities or obligations of the Surviving Entity or any limited partnership, corporation, trust or other entity (other than the Surviving Entity), or evidences thereof, are to be delivered;

18.2.6                        a statement of any changes in the Governing Instruments or the adoption of new Governing Instruments of the Surviving Entity to be effected by such merger or consolidation;

18.2.7                        the effective time of the merger, as specified in or determinable in accordance with the Merger Agreement; and

18.2.8                        such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the Managing General Partner.

18.3                                                                        Approval by Limited Partners of Merger or Consolidation

18.3.1                        Except as provided in Section 18.3.4, the Managing General Partner of the Partnership, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners whether at a meeting or by written consent, in either case in accordance with the requirements of Article 17.  A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a meeting or the written consent.

18.3.2                        Except as provided in Section 18.3.4, the Merger Agreement and the merger, consolidation or other combination contemplated thereby shall be approved upon receiving the affirmative vote or consent of the holders of a majority of the voting power of Outstanding Equity Units unless the Merger Agreement contains any provision which, if contained in an amendment to this Agreement, the provisions of this Agreement or applicable law would require the vote or consent of a greater percentage of the Outstanding Equity Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

18.3.3                        Except as provided in Section 18.3.4, after such approval by vote or consent of the Limited Partners, and at any time prior to the effective time of the Merger Agreement, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

18.3.4                        Notwithstanding anything else contained in this Article 18 or in this Agreement, and, in addition to the provisions of Section 9.2 the Managing General Partner is permitted, without Limited Partner approval, to convert the Partnership into a new limited liability entity, to merge the Partnership into, or convey all of the Assets to, another limited liability entity, which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership; provided that (A) the Managing General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner; (B) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity; and (C) the Governing Instruments of the new entity provide the Limited Partners and the Managing General Partner with substantially the same rights and obligations as are herein contained.

18.4                                                                        No Dissenters’ Rights

The parties acknowledge that holders of Partnership Interests are not entitled to dissenters’ rights of appraisal under this Agreement or the Limited Partnership Act or the Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

18.5                                                                        Effect of Merger

18.5.1                        Upon the effective date of the Merger Agreement:

18.5.1.1                       all of the rights, privileges and powers of each of the entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those entities and all other things and causes of action belonging to each of those entities shall be vested in the Surviving Entity and after the merger or consolidation shall be the property of the Surviving Entity to the extent they were of each constituent entity.

18.5.1.2                       the title to any real property vested by deed or otherwise in any of those constituent entities shall not revert and is not in any way impaired because of the merger or consolidation;

18.5.1.3                       all rights of creditors and all liens on or security interest in property of any of those constituent entities shall be preserved unimpaired; and

18.5.1.4                       all debts, liabilities and duties of those constituent entities shall attach to the Surviving Entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

18.5.2                        A merger or consolidation effected pursuant to this Article 18 shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another having occurred.

ARTICLE 19
GENERAL PROVISIONS

19.1                                                                        Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

19.2                                                                        Notices

19.2.1                        To the Partnership and Managing General Partner

19.2.1.1                       Any notice, payment demand, request, report or other document required or permitted to be given or made under this Agreement (“Notice”) by a Limited Partner to the Partnership or Managing General Partner shall be given or sent by fax or letter post or by other means of written communication to the address of the Managing General Partner specified below, or at such other address as the Managing General Partner may notify to the Record Holders, in compliance with applicable laws and regulations:

Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton HM 12
Bermuda

Attention:	Secretary
Telecopier number:	441-298-3308

19.2.2                        To the Limited Partners

19.2.2.1                       Any Notice by the Managing General Partner or Partnership to a Limited Partner shall, unless otherwise required by applicable laws and regulations, be deemed given or made to the Limited Partner when delivered in person or when sent to the relevant Record Holder by fax, letter post or by other means of written communication at the address described in Section 19.2.2.2 or when provided as set forth in Section 19.2.2.3.

19.2.2.2                       Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied, upon sending of such Notice to the Record Holder of the Partnership Interests, at such Person’s address as shown on the records of the Partnership, or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any transfer or otherwise.  An affidavit or certificate of making of any Notice in Section 19.2 executed by the Managing General Partner, Partnership or the mailing organization shall be prima facie evidence of the giving or making of such Notice.  If any Notice addressed to a

Record Holder at the address of such Record Holder appearing on the books and records of the Partnership or the Partnership is returned by letter post marked to indicate that the relevant postal service is unable to deliver it, such Notice and any subsequent Notices shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Partnership of a change in his address) if they are available for the Limited Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such Notice to the other Limited Partners.

19.2.2.3                       Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied, upon issuing a press release complying with applicable laws and regulations, if deemed by the Managing General Partner in its sole discretion to be a reasonable or appropriate means of providing such Notice.

19.3                                                                        Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

19.4                                                                        Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MANAGING GENERAL PARTNER:

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SPECIAL LIMITED PARTNER:

BROOKFIELD INFRASTRUCTURE SPECIAL L.P., by its general partner, BROOKFIELD INFRASTRUCTURE GENERAL PARTNER LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

LIMITED PARTNER:

BIP REU HOLDINGS (2015) LP, by its general partners:

BILP GP INC., as general partner of BILP HOLDING LP

By:	/s/ James Rickert
Name: James Rickert
Title: Senior Vice President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED, as general partner of BIG HOLDINGS L.P.

By:	/s/ James Rickert
Name: James Rickert
Title: Senior Vice President

BAM LIMITED, as general partner of BAM INFRASTRUCTURE GROUP L.P.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

LIMITED PARTNER:

BIP REU HOLDINGS (2016) LP, by its general partner, BAM INFRASTRUCTURE GROUP L.P., by its general partner, BAM LIMITED

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

SCHEDULE A

PART I

BROOKFIELD INFRASTRUCTURE L.P. (the “Partnership”)

Designation of and Rights, Privileges, Restrictions and Conditions Attaching to Class A Preferred Limited Partnership Units

1.                                      Designation

The Class A Preferred Limited Partnership Units (as defined below), as a class, shall be designated as Class A Preferred Limited Partnership Units. The Class A Preferred Limited Partnership Units shall have attached thereto the following rights, privileges, restrictions and conditions.

2.                                      Definitions

All terms used but not otherwise defined in this Schedule A shall have the meanings assigned to those terms in the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 9, 2017. In addition, the following definitions shall be for the purpose of all parts of this Schedule A:

2.1                               “Class A Preferred Limited Partnership Unit” means a limited partnership interest in the Partnership having the rights, privileges, restrictions and conditions set forth in this Schedule A.

2.2                               “Junior Securities” means the Redemption-Exchange Units, the Managing General Partner Units, the Special Limited Partner Units and any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks junior to the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.3                               “Parity Securities” means any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks equally with the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.4                               “Senior Securities” means, subject to Section 5.4, any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks senior to the Class A Preferred Limited Partnership Units in the payment of distributions and/or in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

3.                                      Interpretation of Terms

In the provisions herein contained attaching to the Class A Preferred Limited Partnership Units:

(a)                                 “prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of distributions and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or other distribution of the assets of the Partnership among its unitholders for the purpose of winding-up its affairs;

(b)                                 reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(c)                                  if it is necessary to convert any amount into Canadian dollars, the Managing General Partner will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(d)                                 all references herein to a holder of the Class A Preferred Limited Partnership Units shall be interpreted as referring to a registered holder of the Class A Preferred Limited Partnership Units.

4.                                      Managing General Partner’s Right to Issue in One or More Series

The Class A Preferred Limited Partnership Units may be issued at any time or from time to time in one or more series. Before any units of a series are issued, the Managing General Partner shall, subject to Section 5.1, fix the number of units that will form such series and shall determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Limited Partnership Units of such series.

5.                                      Ranking

5.1                               The Class A Preferred Limited Partnership Units of each series shall rank on parity with the Class A Preferred Limited Partnership Units of every other series with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

5.2                               The Class A Preferred Limited Partnership Units as a class shall rank, with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary:

5.2.1                     senior to the Junior Securities;

5.2.2                     on parity with any Parity Securities; and

5.2.3                     junior to all indebtedness of the Partnership and any Senior Securities.

5.3                               The Partnership may issue Junior Securities and Parity Securities from time to time without the consent of the holders of Class A Preferred Limited Partnership Units.

5.4                               The Partnership may issue Senior Securities, from time to time, only with the approval of the holders of a majority of the Outstanding Class A Preferred Limited Partnership Units, given as hereinafter specified.

6.                                      Voting Rights

The holders of the Class A Preferred Limited Partnership Units shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class or meetings of the holders of a series thereof) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

7.                                      Amendment with Approval of Holders of the Class A Preferred Limited Partnership Units

The provisions attaching to the Class A Preferred Limited Partnership Units as a class may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by of the requisite affirmative vote of the votes cast at a meeting of the holders of the Class A Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of holders of Class A Preferred Limited Partnership Units, in each case, in accordance with Section 8 hereof.

8.                                      Approval of Holders of the Class A Preferred Limited Partnership Units

8.1                               Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the holders of the Class A Preferred Limited Partnership Units as a class with respect to any matters requiring the consent of the holders of the Class A Preferred Limited Partnership Units as a class may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the holders of Class A Preferred Limited Partnership Units owning not less than the percentage of the Class A Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Class A Preferred Limited Partnership Units were present and voted or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preferred Limited Partnership Units at a meeting of the holders of Class A Preferred Limited Partnership Units as a class duly called for that purpose and at which the holders of Class A Preferred Limited Partnership Units of at least 25% of the Outstanding Class A Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the holders of Class A Preferred Limited Partnership Units of at least 25% of the then Outstanding Class A Preferred Limited Partnership Units are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the holders of Class A Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the holders of Class A Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

8.2                               Each Class A Preferred Limited Partnership Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Class A Preferred Limited Partnership Units or by written consent.

PART II

Number and Designation of and Rights, Privileges, Restrictions and Conditions Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 1

The first series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 1 (the “Series 1 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 1 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 1 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 1 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 1 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 1 Distributions will be payable quarterly on or before the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 1 Distribution will be payable on or before June 30, 2015 and will be an amount in cash equal to C$0.3390 per Series 1 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period, (other than June 30, 2015) the Series 1 Distribution will be equal to C$0.28125 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 1 Distributions payable on the Series 1 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 1 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 1 Distributions accrued to such date are not paid in full on all of the Series 1 Preferred Limited Partnership Units then Outstanding, such Series 1 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies properly applicable to the payment of such Series 1 Distributions.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 1 Distributions.

(f)                                   The Record Date for the payment of Series 1 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 1 Distributions shall (except in case of redemption or reclassification in which case payment of Series 1 Distributions shall be made on surrender of the certificate representing the Series 1 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 1 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 1 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 1 Preferred Limited Partnership Unit (i) that is issued, redeemed, reclassified or purchased during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, Series 1 Distributions as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 1 Preferred Limited Partnership Units up to and including June 30, 2015 (the “Initial Distribution Period”), a distribution in an amount per Series 1 Preferred Limited Partnership Units equal to the amount obtained (rounded to four decimal places) where C$1.125 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 1 Preferred Limited Partnership Units up to and including June 30, 2015 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 1 Distribution payable for the Initial Distribution Period, payable as of June 30, 2015, as calculated by this method shall be C$0.3390 per Series 1 Preferred Limited Partnership Units;

(b)                                 in respect of any period other than the Initial Distribution Period that is less than a full Distribution Period, a distribution in an amount per Series 1 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 1 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 1 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 1 Preferred Limited Partnership Units prior to June 30, 2020. On June 30, 2020 and on June 30 every five years thereafter (each, a “Series 1 Reclassification Date”), the Partnership may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 1 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 1 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 1 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 1 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 1 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 1 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 1 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 1 Reclassification Date of its intention to redeem such Series 1 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 1 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 1 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 1 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 1 Preferred Limited Partnership Units so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 1 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 1 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 1 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 1 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 1 Preferred Limited Partnership Units

5.1                               Reclassification into Series 2 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 1 Preferred Limited Partnership Units will have the right, at their option, on each Series 1 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 1 Preferred Limited Partnership Units registered in the name of the Holder into Series 2 Preferred Limited Partnership Units on the basis of one (1) Series 2 Preferred Limited Partnership Unit for each Series 1 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 1 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 1 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 2 Preferred Limited

Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 1 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 1 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 1 Preferred Limited Partnership Units to reclassify such Series 1 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 1 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 2 Preferred Limited Partnership Units on a Series 1 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 1 Reclassification Date less than 1,000,000 Series 2 Preferred Limited Partnership Units after taking into account all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided and all Series 2 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 1 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 1 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 1 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 1 Reclassification Date, at the expense of the Partnership, to such Holders of Series 1 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 1 Preferred Limited Partnership Units, new certificates representing the Series 1 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 1 Reclassification Date less than 1,000,000 Series 1 Preferred Limited Partnership Units after taking into account all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided and all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 1 Preferred Limited Partnership Units will automatically be reclassified into Series 2 Preferred Limited Partnership Units on the basis of one (1) Series 2 Preferred Limited Partnership Unit for each Series 1 Preferred Limited Partnership Unit on the applicable Series 1 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 1 Preferred Limited Partnership Units at least five (5) days prior to the Series 1 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 1 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 1 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 1 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 1 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 1 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 1 Preferred Limited Partnership Units during the notice period therefor, then the Series 1 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 1 Preferred Limited Partnership Units into Series 2 Preferred Limited Partnership Units on the applicable Series 1 Reclassification Date as provided for in Section 5.2, the Series 1 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 1 Reclassification Date into Series 2 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 2 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 1 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 1 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 2 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 1 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 1 Preferred Limited Partnership Units so

                                                reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 2 Preferred Limited Partnership Units and the number of remaining Series 1 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 1 Reclassification Date, so that the rights of the Holder of such Series 1 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 2 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 2 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 1 Preferred Limited Partnership Unit on the record date for any Series 1 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 2 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 2 Preferred Limited Partnership Units upon the reclassification of Series 1 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 2 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 2 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 2 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 1 Preferred Limited Partnership Units

The reclassification of Series 1 Preferred Limited Partnership Units into Series 2 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 1 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 1 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

So long as any of the Series 1 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 1 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 1 Distributions up to and including the Series 1 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 1 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 1 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 1 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 1 Preferred Limited Partnership Units, in each case, in accordance with Section 10 hereof.

10.                               Approval of Holders of Series 1 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 1 Preferred Limited Partnership Units owning not less than the percentage of the Series 1 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 1 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 1 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 1 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 1 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 1 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 1 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 1 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 1 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 1 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 1 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reacquired Units

Series 1 Preferred Limited Partnership Units not issued or that have been issued and redeemed, reclassified or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

13.                               No Sinking Fund

Series 1 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 1 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 1 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 1 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 1 Preferred Limited Partnership Units means the day on or before the last day of each of March, June, September, and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including June 30, 2015 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.56% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 1 Preferred Limited Partnership Units or Series 2 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 4.50% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including June 30, 2020.

“Issue Date” means the date on which the Series 1 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on July 1, 2020 and ending on and including September 30, 2020, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 1 Distributions” has the meaning attributed to it in Section 2.1.

“Series 1 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 1 Preferred Limited Partnership Units Provisions.

“Series 1 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 1 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 2 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 2.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on July 1, 2020 and ending on and including June 30, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including June 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 1 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 1 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 1 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 1 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 1 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 1 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 1 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 1 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the

Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 1 Preferred Limited Partnership Units under these Series 1 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 2 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 2 Preferred Limited Partnership Unit may be reclassified into a Series 1 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 1 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART III

Number and Designation of and Rights, Privileges, Restrictions and Conditions Attaching to the Cumulative Class A Preferred Limited Partnership Units, Series 2

The second series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 2 (the “Series 2 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 2 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 2 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 2 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 2 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 2 Distributions payable on the Series 2 Preferred Limited Partnership Units will be in an amount per Series 2 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 2 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 2 Distributions accrued to such date are not paid in full on all of the Series 2 Preferred Limited Partnership Units then Outstanding, such Series 2 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies properly applicable to the payment of such Series 2 Distributions.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 2 Distributions.

(e)                                  The Record Date for the payment of Series 2 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 2 Distributions shall (except in case of redemption or reclassification in which case payment of Series 2 Distributions shall be made on surrender of the certificate representing the Series 2 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 2 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 2 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 2 Preferred Limited Partnership Unit (i) that is issued, redeemed, reclassified or purchased during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the

Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, Series 2 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 2 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 2 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 2 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 2 Preferred Limited Partnership Units prior to June 30, 2020. Thereafter, the Partnership may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 2 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 2 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on June 30, 2025 and on June 30 every five years thereafter (each a “Series 2 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 2 Reclassification Date on or after June 30, 2020, in each case including all accrued and unpaid Series 2 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 2 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 2 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 2 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 2 Reclassification Date or such other date on which the Series 2 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 2 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 2 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 2 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 2 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 2 Preferred Limited Partnership Units so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 2 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 2 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 2 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 2 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 2 Preferred Limited Partnership Units

5.1                               Reclassification into Series 1 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 2 Preferred Limited Partnership Units will have the right, at their option, on each Series 2 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 2 Preferred Limited Partnership Units registered in the name of the Holder into Series 1 Preferred Limited Partnership Units on the basis of one (1) Series 1 Preferred Limited Partnership Unit for each Series 2 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 2 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 2 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 2 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 1 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 2 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 2 Preferred Limited Partnership Units to reclassify such Series 2 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 2 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 1 Preferred Limited Partnership Units on a Series 2 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 2 Reclassification Date less than 1,000,000 Series 1 Preferred Limited Partnership Units after taking into account all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred Limited Partnership Units has been provided and all Series 1 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 2 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 2 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 2 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 2 Reclassification Date, at the expense of the Partnership, to such Holders of Series 2 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 2 Preferred Limited Partnership Units, new certificates representing the Series 2 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 2 Reclassification Date less than 1,000,000 Series 2 Preferred Limited Partnership Units after taking into account all Series 2 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 1 Preferred Limited Partnership Units has been provided and all Series 1 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 2 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 2 Preferred Limited Partnership Units will automatically be reclassified into Series 1 Preferred Limited Partnership Units on the basis of one (1) Series 1 Preferred Limited Partnership Unit for each Series 2 Preferred Limited Partnership Unit on the applicable Series 2 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 2 Preferred Limited Partnership Units at least five (5) days prior to the Series 2 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 2 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 2 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 2 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 2 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 2 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 2 Preferred Limited Partnership Units during the notice period therefor, then the Series 2 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 2 Preferred Limited Partnership Units into Series 1 Preferred Limited Partnership Units on the applicable Series 2 Reclassification Date as provided for in Section 5.2, the Series 2 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 2 Reclassification Date into Series 1 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 1 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 2 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 2 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 1 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 2 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 2 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 1 Preferred Limited Partnership Units and the number of remaining Series 2 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 2 Reclassification Date, so that the rights of the Holder of such Series 2 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 1 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 1 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 2 Preferred Limited Partnership Unit on the record date for any Series 2 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 1 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 1 Preferred Limited Partnership Units upon the reclassification of Series 2 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 1 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 1 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 1 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 2 Preferred Limited Partnership Units

The reclassification of Series 2 Preferred Limited Partnership Units into Series 1 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 1 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 2 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

So long as any of the Series 2 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 2 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 2 Distributions up to and including the Series 2 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 2 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 2 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 2 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 2 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 2 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 2 Preferred Limited Partnership Units owning not less than the percentage of the Series 2 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 2 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the

Series 2 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 2 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 2 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 2 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 2 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 2 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 2 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 2 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 2 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reacquired Units

Series 2 Preferred Limited Partnership Units not issued or that have been issued and redeemed, reclassified or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

13.                               No Sinking Fund

Series 2 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 2 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 2 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 2 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.56%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 2 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.56% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 1 Preferred Limited Partnership Units or Series 2 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 2 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on July 1, 2020 and ending on and including September 30, 2020, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 1 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 1.

“Series 2 Distributions” has the meaning attributed to it in Section 2.1.

“Series 2 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 2 Preferred Limited Partnership Units Provisions.

“Series 2 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 2 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on July 1, 2020 and ending on and including June 30, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including June 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 2 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 2 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 2 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 2 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 2 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 2 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 2 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 2 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 2 Preferred Limited Partnership Units under these Series 2 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 2 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 2 Preferred Limited Partnership Unit may be reclassified into a Series 1 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 1 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART IV

Number and Designation of and Rights, Privileges, Restrictions and

Conditions Attaching to the Cumulative Class A Preferred Limited

Partnership Units, Series 3

The third series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 3 (the “Series 3 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 3 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 3 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 3 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 3 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 3 Distributions will be payable quarterly on or before the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 3 Distribution will be payable on or before March 31, 2016 and will be an amount in cash equal to C$0.4295 per Series 3 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than March 31, 2016), the Series 3 Distribution will be equal to C$0.34375 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 3 Distributions payable on the Series 3 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 3 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 3 Distributions accrued to such date are not paid in full on all of the Series 3 Preferred Limited Partnership Units then Outstanding, such Series 3 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 3 Distributions under Bermuda law.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 3 Distributions.

(f)                                   The Record Date for the payment of Series 3 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 3 Distributions shall (except in case of redemption or reclassification in which case payment of Series 3 Distributions shall be made on surrender of the certificate representing the Series 3 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 3 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 3 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 3 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 3 Distributions as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 3 Preferred Limited Partnership Units up to and including March 31, 2016 (the “Initial Distribution Period”), a distribution in an amount per Series 3 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.375 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 3 Preferred Limited Partnership Units up to and including March 31, 2016 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 3 Distribution payable for the Initial Distribution Period, payable as of March 31, 2016, as calculated by this method shall be C$0.4295 per Series 3 Preferred Limited Partnership Unit; and

(b)                                 in respect of any period that is less than a full Distribution Period, a distribution in an amount per Series 3 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 3 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 3 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 3 Preferred Limited Partnership Units prior to December 31, 2020. On December 31, 2020 and on December 31 every five years thereafter (each, a “Series 3 Reclassification Date”), the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 3 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 3 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 3 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 3 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 3 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 3 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 3 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 3 Reclassification Date of its intention to redeem such Series 3 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 3 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 3 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 3 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 3 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 3 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 3 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 3 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 3 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 3 Preferred Limited Partnership Units

5.1                               Reclassification into Series 4 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 3 Preferred Limited Partnership Units will have the right, at their option, on each Series 3 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 3 Preferred Limited Partnership Units registered in the name of the Holder into Series 4 Preferred Limited Partnership Units on the basis of one (1) Series 4 Preferred Limited Partnership Unit for each Series 3 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 3 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 3 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating

Quarterly Distribution Rate applicable to the Series 4 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 3 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 3 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 3 Preferred Limited Partnership Units to reclassify such Series 3 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 3 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 4 Preferred Limited Partnership Units on a Series 3 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 3 Reclassification Date less than 1,000,000 Series 4 Preferred Limited Partnership Units after taking into account all Series 3 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 4 Preferred Limited Partnership Units has been provided and all Series 4 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 3 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 3 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 3 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 3 Reclassification Date, at the expense of the Partnership, to such Holders of Series 3 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 3 Preferred Limited Partnership Units, new certificates representing the Series 3 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 3 Reclassification Date less than 1,000,000 Series 3 Preferred Limited Partnership Units after taking into account all Series 3 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 4 Preferred Limited Partnership Units has been provided and all Series 4 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 3 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 3 Preferred Limited Partnership Units will automatically be reclassified into Series 4 Preferred Limited Partnership Units on the basis of one (1) Series 4 Preferred Limited Partnership Unit for each Series 3 Preferred Limited Partnership Unit on the applicable Series 3 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 3 Preferred Limited Partnership Units at least five (5) days prior to the Series 3 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 3 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 3 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 3 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 3 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 3 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 3 Preferred Limited Partnership Units during the notice period therefor, then the Series 3 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 3 Preferred Limited Partnership Units into Series 4 Preferred Limited Partnership Units on the applicable Series 3 Reclassification Date as provided for in Section 5.2, the Series 3 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 3 Reclassification Date into Series 4 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 4 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 3 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 3 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 4 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 3 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 3 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 4 Preferred Limited Partnership Units and the number of remaining Series 3 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 3 Reclassification Date, so that the rights of the Holder of such Series 3 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 4 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 4 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 3 Preferred Limited Partnership Unit on the record date for any Series 3 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 4 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 4 Preferred Limited Partnership Units upon the reclassification of Series 3 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 4 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 4 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 4 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 3 Preferred Limited Partnership Units

The reclassification of Series 3 Preferred Limited Partnership Units into Series 4 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 3 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 3 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 3 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 3 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 3 Distributions up to and including the Series 3 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 3 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 3 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 3 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 3 Preferred Limited Partnership Units, in each case, in accordance with Section 10 hereof.

10.                               Approval of Holders of Series 3 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 3 Preferred Limited Partnership Units owning not less than the percentage of the Series 3 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 3 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 3 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 3 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 3 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 3 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 3 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 3 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 3 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 3 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 3 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 3 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 3 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 3 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 3 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 3 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.53%, and (ii) 5.50%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 3 Preferred Limited Partnership Units means the day on or before the last day of each of March, June, September and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including March 31, 2016 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.53% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 3 Preferred Limited Partnership Units or Series 4 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 5.50% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including December 31, 2020.

“Issue Date” means the date on which the Series 3 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 1, 2021 and ending on and including March 31, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 3 Distributions” has the meaning attributed to it in Section 2.1.

“Series 3 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 3 Preferred Limited Partnership Units Provisions.

“Series 3 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 3 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 4 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2021 and ending on and including December 31, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 3 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 3 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 3 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 3 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 3 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 3 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 3 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 3 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the

Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 3 Preferred Limited Partnership Units under these Series 3 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 4 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 4 Preferred Limited Partnership Unit may be reclassified into a Series 3 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 3 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART V

Number and Designation of and Rights, Privileges, Restrictions and

Conditions Attaching to the Cumulative Class A Preferred Limited

Partnership Units, Series 4

The fourth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 5,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 4 (the “Series 4 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 4 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 4 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 4 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 4 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 4 Distributions payable on the Series 4 Preferred Limited Partnership Units will be in an amount per Series 4 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 4 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 4 Distributions accrued to such date are not paid in full on all of the Series 4 Preferred Limited Partnership Units then Outstanding, such Series 4 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 4 Distributions under Bermuda law.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 4 Distributions.

(e)                                  The Record Date for the payment of Series 4 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 4 Distributions shall (except in case of redemption or reclassification in which case payment of Series 4 Distributions shall be made on surrender of the certificate representing the Series 4 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 4 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 4 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 4 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 4 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 4 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 4 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 4 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 4 Preferred Limited Partnership Units prior to December 31, 2020. Thereafter, the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 4 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 4 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on December 31, 2025 and on December 31 every five years thereafter (each a “Series 4 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 4 Reclassification Date on or after December 31, 2020, in each case including all accrued and unpaid Series 4 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 4 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 4 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 4 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 4 Reclassification Date or such other date on which the Series 4 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 4 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 4 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 4 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 4 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 4 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 4 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 4 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 4 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 4 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 4 Preferred Limited Partnership Units

5.1                               Reclassification into Series 3 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 4 Preferred Limited Partnership Units will have the right, at their option, on each Series 4 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 4 Preferred Limited Partnership Units registered in the name of the Holder into Series 3 Preferred Limited Partnership Units on the basis of one (1) Series 3 Preferred Limited Partnership Unit for each Series 4 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 4 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 4 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 4 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 3 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 4 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 4 Preferred Limited Partnership Units to reclassify such Series 4 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 4 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 3 Preferred Limited Partnership Units on a Series 4 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 4 Reclassification Date less than 1,000,000 Series 3 Preferred Limited Partnership Units after taking into account all Series 4

Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 3 Preferred Limited Partnership Units has been provided and all Series 3 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 4 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 4 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 4 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 4 Reclassification Date, at the expense of the Partnership, to such Holders of Series 4 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 4 Preferred Limited Partnership Units, new certificates representing the Series 4 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 4 Reclassification Date less than 1,000,000 Series 4 Preferred Limited Partnership Units after taking into account all Series 4 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 3 Preferred Limited Partnership Units has been provided and all Series 3 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 4 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 4 Preferred Limited Partnership Units will automatically be reclassified into Series 3 Preferred Limited Partnership Units on the basis of one (1) Series 3 Preferred Limited Partnership Unit for each Series 4 Preferred Limited Partnership Unit on the applicable Series 4 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 4 Preferred Limited Partnership Units at least five (5)days prior to the Series 4 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 4 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 4 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 4 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 4 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 4 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 4 Preferred Limited Partnership Units during the notice period therefor, then the Series 4 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 4 Preferred Limited Partnership Units into Series 3 Preferred Limited Partnership Units on the applicable Series 4 Reclassification Date as provided for in Section 5.2, the Series 4 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 4 Reclassification Date into Series 3 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 3 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 4 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 4 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 3 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 4 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 4 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 3 Preferred Limited Partnership Units and the number of remaining Series 4 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 4 Reclassification Date, so that the rights of the Holder of such Series 4 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 3 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 3 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 4 Preferred Limited Partnership Unit on the record date for any Series 4 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 3

Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 3 Preferred Limited Partnership Units upon the reclassification of Series 4 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 3 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 3 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 3 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 4 Preferred Limited Partnership Units

The reclassification of Series 4 Preferred Limited Partnership Units into Series 3 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 3 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 4 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 4 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 4 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 4 Distributions up to and including the Series 4 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 4 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 4 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 4 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 4 Preferred Limited Partnership Units, in each case, in accordance with Section 10 hereof.

10.                               Approval of Holders of Series 4 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 4 Preferred Limited Partnership Units owning not less than the percentage of the Series 4 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 4 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 4 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 4 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 4 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 4 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 4 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 4 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 4 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 4 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 4 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 4 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 4 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 4 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 4 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 4 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.53%, and (ii) 5.50%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 4 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.53% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 3 Preferred Limited Partnership Units or Series 4 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 4 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 1, 2021 and ending on and including March 31, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 3 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 3.

“Series 4 Distributions” has the meaning attributed to it in Section 2.1.

“Series 4 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 4 Preferred Limited Partnership Units Provisions.

“Series 4 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 4 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2021 and ending on and including December 31, 2025 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 4 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 4 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 4 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 4 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 4 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 4 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 4 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 4 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 4 Preferred Limited Partnership Units under these Series 4 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 4 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 4 Preferred Limited Partnership Unit may be reclassified into a Series 3 Preferred Limited Partnership Unit. Any such Preferred Units that are reclassified into Series 3 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART VI

Number and Designation of and Rights, Privileges, Restrictions and

Conditions Attaching to the Cumulative Class A Preferred Limited

Partnership Units, Series 5

The fifth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 10,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 5 (the “Series 5 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 5 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 5 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 5 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 5 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 5 Distributions will be payable quarterly on or before the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 5 Distribution will be payable on or before September 30, 2016 and will be an amount in cash equal to C$0.2162 per Series 5 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than September 30, 2016), the Series 5 Distribution will be equal to C$0.334375 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 5 Distributions payable on the Series 5 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 5 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 5 Distributions accrued to such date are not paid in full on all of the Series 5 Preferred Limited Partnership Units then Outstanding, such Series 5 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 5 Distributions under Bermuda law.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 5 Distributions.

(f)                                   The Record Date for the payment of Series 5 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 5 Distributions shall (except in case of redemption or reclassification in which case payment of Series 5 Distributions shall be made on surrender of the certificate representing the Series 5 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 5 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 5 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 5 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 5 Distributions as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 5 Preferred Limited Partnership Units up to and including September 30, 2016 (the “Initial Distribution Period”), a distribution in an amount per Series 5 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.3375 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 5 Preferred Limited Partnership Units up to and including September 30, 2016 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 5 Distribution payable for the Initial Distribution Period, payable as of September 30, 2016, as calculated by this method shall be C$0.2162 per Series 5 Preferred Limited Partnership Unit; and

(b)                                 in respect of any period that is less than a full Distribution Period (other than the Initial Distribution Period), a distribution in an amount per Series 5 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 5 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 5 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 5 Preferred Limited Partnership Units prior to September 30, 2021. On September 30, 2021 and on September 30 every five years thereafter (each, a “Series 5 Reclassification Date”), the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 5 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 5 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 5 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 5 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 5 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 5 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 5 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 5 Reclassification Date of its intention to redeem such Series 5 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 5 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 5 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 5 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 5 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 5 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 5 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 5 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 5 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 5 Preferred Limited Partnership Units

5.1                               Reclassification into Series 6 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 5 Preferred Limited Partnership Units will have the right, at their option, on each Series 5 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 5 Preferred Limited Partnership Units registered in the name of the Holder into Series 6 Preferred Limited Partnership Units on the basis of one (1) Series 6 Preferred Limited Partnership Unit for each Series 5 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 5 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 5 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 6 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 5 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 5 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 5 Preferred Limited Partnership Units to reclassify such Series 5 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 5 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 6 Preferred Limited Partnership Units on a Series 5 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 5 Reclassification Date less than 1,000,000 Series 6 Preferred Limited Partnership Units after taking into account all Series 5 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 6 Preferred Limited Partnership Units has been provided and all Series 6 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 5 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 5 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 5 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 5 Reclassification Date, at the expense of the Partnership, to such Holders of Series 5 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 5 Preferred Limited Partnership Units, new certificates representing the Series 5 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 5 Reclassification Date less than 1,000,000 Series 5 Preferred Limited Partnership Units after taking into account all Series 5 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 6 Preferred Limited Partnership Units has been provided and all Series 6 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 5 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 5 Preferred Limited Partnership Units will automatically be reclassified into Series 6 Preferred Limited Partnership Units on the basis of one (1) Series 6 Preferred Limited Partnership Unit for

each Series 5 Preferred Limited Partnership Unit on the applicable Series 5 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 5 Preferred Limited Partnership Units at least five (5) days prior to the Series 5 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 5 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 5 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 5 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 5 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 5 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 5 Preferred Limited Partnership Units during the notice period therefor, then the Series 5 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 5 Preferred Limited Partnership Units into Series 6 Preferred Limited Partnership Units on the applicable Series 5 Reclassification Date as provided for in Section 5.2, the Series 5 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 5 Reclassification Date into Series 6 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 6 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 5 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 5 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 6 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 5 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 5 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 6 Preferred Limited Partnership Units and the number of remaining Series 5 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 5 Reclassification Date, so that the rights of the Holder of such Series 5 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 6 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 6 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 5 Preferred Limited Partnership Unit on the record date for any Series 5 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 6 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 6 Preferred Limited Partnership Units upon the reclassification of Series 5 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 6 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 6 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 6 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 5 Preferred Limited Partnership Units

The reclassification of Series 5 Preferred Limited Partnership Units into Series 6 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 5 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 5 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 5 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 5 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 5 Distributions up to and including the Series 5 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 5 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 5 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 5 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 5 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 5 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 5 Preferred Limited Partnership Units owning not less than the percentage of the Series 5 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 5 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 5 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 5 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 5 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 5 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 5 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 5 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 5 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 5 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 5 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 5 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 5 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 5 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 5 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 5 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.64%, and (ii) 5.35%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 5 Preferred Limited Partnership Units means the day on or before the last day of each of March, June, September and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including September 30, 2016 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.64% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 5 Preferred Limited Partnership Units or Series 6 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 5.35% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including September 30, 2021.

“Issue Date” means the date on which the Series 5 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2021 and ending on and including December 31, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 5 Distributions” has the meaning attributed to it in Section 2.1.

“Series 5 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 5 Preferred Limited Partnership Units Provisions.

“Series 5 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 5 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 6 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 6.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2021 and ending on and including September 30, 2026 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 5 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 5 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 5 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 5 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 5 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 5 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 5 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 5 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 5 Preferred Limited Partnership Units under these Series 5 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 6 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 6 Preferred Limited Partnership Unit may be reclassified into a Series 5 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 5 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART VII

Number and Designation of and Rights, Privileges, Restrictions and

Conditions Attaching to the Cumulative Class A Preferred Limited

Partnership Units, Series 6

The sixth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 10,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 6 (the “Series 6 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 6 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 6 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 6 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for  distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 6 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 6 Distributions payable on the Series 6 Preferred Limited Partnership Units will be in an amount per Series 6 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 6 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 6 Distributions accrued to such date are not paid in full on all of the Series 6 Preferred Limited Partnership Units then Outstanding, such Series 6 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 6 Distributions under Bermuda law.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 6 Distributions.

(e)                                  The Record Date for the payment of Series 6 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 6 Distributions shall (except in case of redemption or reclassification in which case payment of Series 6 Distributions shall be made on surrender of the certificate representing the Series 6 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 6 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 6 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 6 Preferred Limited Partnership Unit (i) that is issued or  redeemed during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 6 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 6 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 6 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 6 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 6 Preferred Limited Partnership Units prior to September 30, 2021. Thereafter, the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 6 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 6 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on September 30, 2026 and on September 30 every five years thereafter (each a “Series 6 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 6 Reclassification Date on or after September 30, 2021, in each case including all accrued and unpaid Series 6 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 6 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 6 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 6 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 6 Reclassification Date or such other date on which the Series 6 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 6 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 6 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 6 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 6 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 6 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 6 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 6 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 6 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 6 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 6 Preferred Limited Partnership Units

5.1                               Reclassification into Series 5 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 6 Preferred Limited Partnership Units will have the right, at their option, on each Series 6 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 6 Preferred Limited Partnership Units registered in the name of the Holder into Series 5 Preferred Limited Partnership Units on the basis of one (1) Series 5 Preferred Limited Partnership Unit for each Series 6 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 6 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 6 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 6 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 5 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 6 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 6 Preferred Limited Partnership Units to reclassify such Series 6 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 6 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 5 Preferred Limited Partnership Units on a Series 6 Reclassification Date if the Partnership determines that there would remain

Outstanding on the Series 6 Reclassification Date less than 1,000,000 Series 5 Preferred Limited Partnership Units after taking into account all Series 6 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 5 Preferred Limited Partnership Units has been provided and all Series 5 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 6 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 6 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 6 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 6 Reclassification Date, at the expense of the Partnership, to such Holders of Series 6 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 6 Preferred Limited Partnership Units, new certificates representing the Series 6 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 6 Reclassification Date less than 1,000,000 Series 6 Preferred Limited Partnership Units after taking into account all Series 6 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 5 Preferred Limited Partnership Units has been provided and all Series 5 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 6 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 6 Preferred Limited Partnership Units will automatically be reclassified into Series 5 Preferred Limited Partnership Units on the basis of one (1) Series 5 Preferred Limited Partnership Unit for each Series 6 Preferred Limited Partnership Unit on the applicable Series 6 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 6 Preferred Limited Partnership Units at least five (5) days prior to the Series 6 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 6 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 6 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 6 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 6 Preferred Limited Partnership

Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 6 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 6 Preferred Limited Partnership Units during the notice period therefor, then the Series 6 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 6 Preferred Limited Partnership Units into Series 5 Preferred Limited Partnership Units on the applicable Series 6 Reclassification Date as provided for in Section 5.2, the Series 6 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 6 Reclassification Date into Series 5 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 5 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 6 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 6 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 5 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 6 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 6 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 5 Preferred Limited Partnership Units and the number of remaining Series 6 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 6 Reclassification Date, so that the rights of the Holder of such Series 6 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 5 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 5 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 6 Preferred Limited Partnership Unit on the record date for any Series 6 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 5 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution. (f)   The issuance of certificates for the Series 5 Preferred Limited Partnership Units upon the reclassification of Series 6 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 5 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 5 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 5 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 6 Preferred Limited Partnership Units

The reclassification of Series 6 Preferred Limited Partnership Units into Series 5 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 5 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 6 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 6 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 6 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 6 Distributions up to and including the Series 6 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 6 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 6 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 6 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 6 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 6 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 6 Preferred Limited Partnership Units owning not less than the percentage of the Series 6 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 6 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 6 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 6 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 6 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 6 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 6 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 6 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 6 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 6 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 6 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 6 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 6 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 6 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 6 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 6 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.64%, and (ii) 5.35%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 6 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.64% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 5 Preferred Limited Partnership Units or Series 6 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 6 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on October 1, 2021 and ending on and including December 31, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 5 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 5.

“Series 6 Distributions” has the meaning attributed to it in Section 2.1.

“Series 6 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 6 Preferred Limited Partnership Units Provisions.

“Series 6 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 6 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on October 1, 2021 and ending on and including September 30, 2026 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including September 30 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 6 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 6 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 6 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 6 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 6 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 6 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 6 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 6 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 6 Preferred Limited Partnership Units under these Series 6 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 6 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 6 Preferred Limited Partnership Unit may be reclassified into a Series 5 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 5 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART VIII

Number and Designation of and Rights, Privileges, Restrictions and
Conditions Attaching to the Cumulative Class A Preferred Limited
Partnership Units, Series 7

The seventh series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 12,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 7 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 7 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 7 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 7 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 7 Distributions will be payable quarterly on or before the last day of March, June, September and December of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 7 Distribution will be payable on or before March 31, 2017 and will be an amount in cash equal to C$0.2192 per Series 7 Preferred Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than March 31, 2017), the Series 7 Distribution will be equal to C$0.3125 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 7 Distributions payable on the Series 7 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 7 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 7 Distributions accrued to such date are not paid in full on all of the Series 7 Preferred Limited Partnership Units then Outstanding, such Series 7 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 7 Distributions under Bermuda law.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 7 Distributions.

(f)                                   The Record Date for the payment of Series 7 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 7 Distributions shall (except in case of redemption or reclassification in which case payment of Series 7 Distributions shall be made on surrender of the certificate representing the Series 7 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 7 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 7 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 7 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 7 Distributions as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 7 Preferred Limited Partnership Units up to and including March 31, 2017 (the “Initial Distribution Period”), a distribution in an amount per Series 7 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.25 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 7 Preferred Limited Partnership Units up to and including March 31, 2017 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 7 Distribution payable for the Initial Distribution Period, payable as of March 31, 2017, as calculated by this method shall be C$0.2192 per Series 7 Preferred Limited Partnership Unit; and

(b)                                 in respect of any period that is less than a full Distribution Period (other than the Initial Distribution Period), a distribution in an amount per Series 7 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 7 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 7 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 7 Preferred Limited Partnership Units prior to March 31, 2022. On March 31, 2022 and on March 31 every five years thereafter (each, a “Series 7 Reclassification Date”), the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 7 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 7 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 7 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 7 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 7 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 7 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 7 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 7 Reclassification Date of its intention to redeem such Series 7 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 7 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 7 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 7 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 7 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 7 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 7 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 7 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 7 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 7 Preferred Limited Partnership Units

5.1                               Reclassification into Series 8 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 7 Preferred Limited Partnership Units will have the right, at their option, on each Series 7 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 7 Preferred Limited Partnership Units registered in the name of the Holder into Series 8 Preferred Limited Partnership Units on the basis of one (1) Series 8 Preferred Limited Partnership Unit for each Series 7 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 7 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 7 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating

Quarterly Distribution Rate applicable to the Series 8 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 7 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 7 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 7 Preferred Limited Partnership Units to reclassify such Series 7 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 7 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 8 Preferred Limited Partnership Units on a Series 7 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 7 Reclassification Date less than 1,000,000 Series 8 Preferred Limited Partnership Units after taking into account all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided and all Series 8 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 7 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 7 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 7 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 7 Reclassification Date, at the expense of the Partnership, to such Holders of Series 7 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 7 Preferred Limited Partnership Units, new certificates representing the Series 7 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 7 Reclassification Date less than 1,000,000 Series 7 Preferred Limited Partnership Units after taking into account all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided and all Series 8 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 7 Preferred Limited Partnership Units will automatically be reclassified into Series 8 Preferred Limited Partnership Units on the basis of one (1) Series 8 Preferred Limited Partnership Unit for each Series 7 Preferred Limited Partnership Unit on the applicable Series 7 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 7 Preferred Limited Partnership Units at least five (5) days prior to the Series 7 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 7 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 7 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 7 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 7 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 7 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 7 Preferred Limited Partnership Units during the notice period therefor, then the Series 7 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 7 Preferred Limited Partnership Units into Series 8 Preferred Limited Partnership Units on the applicable Series 7 Reclassification Date as provided for in Section 5.2, the Series 7 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 7 Reclassification Date into Series 8 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 8 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 7 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 7 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 8 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 7 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 7 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 8 Preferred Limited Partnership Units and the number of remaining Series 7 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 7 Reclassification Date, so that the rights of the Holder of such Series 7 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 8 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 8 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 7 Preferred Limited Partnership Unit on the record date for any Series 7 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 8 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 8 Preferred Limited Partnership Units upon the reclassification of Series 7 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 8 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 8 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 8 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 7 Preferred Limited Partnership Units

The reclassification of Series 7 Preferred Limited Partnership Units into Series 8 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 7 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 7 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 7 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 7 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 7 Distributions up to and including the Series 7 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 7 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 7 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 7 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 7 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 7 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 7 Preferred Limited Partnership Units owning not less than the percentage of the Series 7 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 7 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 662/3% of the votes cast by the Holders of the Series 7 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 7 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 7 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 7 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 7 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 7 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 7 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 7 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 7 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 7 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 7 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 7 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 7 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 7 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.78%, and (ii) 5.00%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 7 Preferred Limited Partnership Units means the day on or before the last day of each of March, June, September and December in each year.

“Distribution Period” means the period from and including the Issue Date up to and including March 31, 2017 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.78% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 7 Preferred Limited Partnership Units or Series 8 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 5.00% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including March 31, 2022.

“Issue Date” means the date on which the Series 7 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on April 1, 2022 and ending on and including June 30, 2022, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 7 Distributions” has the meaning attributed to it in Section 2.1.

“Series 7 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 7 Preferred Limited Partnership Units Provisions.

“Series 7 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 7 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 8 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 8.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2022 and ending on and including March 31, 2027 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 7 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 7 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 7 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 7 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 7 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 7 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 7 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 7 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the

Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 7 Preferred Limited Partnership Units under these Series 7 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 8 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 8 Preferred Limited Partnership Unit may be reclassified into a Series 7 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 7 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

PART IX

Number and Designation of and Rights, Privileges, Restrictions and
Conditions Attaching to the Cumulative Class A Preferred Limited
Partnership Units, Series 8

The eighth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 12,000,000 preferred limited partnership interests designated as Cumulative Class A Preferred Limited Partnership Units, Series 8 (the “Series 8 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 8 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 8 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1                               Cumulative Preferential Distributions

The holders of the then Outstanding Series 8 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for  distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 8 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 8 Distributions payable on the Series 8 Preferred Limited Partnership Units will be in an amount per Series 8 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 8 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 8 Distributions accrued to such date are not paid in full on all of the Series 8 Preferred Limited Partnership Units then Outstanding, such Series 8 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner on which the Partnership shall have sufficient monies legally available for such Series 8 Distributions under Bermuda law.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 8 Distributions.

(e)                                  The Record Date for the payment of Series 8 Distributions will be the last Business Day of the calendar month prior to the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the Managing General Partner.

Series 8 Distributions shall (except in case of redemption or reclassification in which case payment of Series 8 Distributions shall be made on surrender of the certificate representing the Series 8 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 8 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 8 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2                               Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 8 Preferred Limited Partnership Unit (i) that is issued or  redeemed during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 8 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 8 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 8 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 8 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 8 Preferred Limited Partnership Units prior to March 31, 2022. Thereafter, the Partnership may, subject to applicable law, the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 8 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 8 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on March 31, 2027 and on March 31 every five years thereafter (each a “Series 8 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 8 Reclassification Date on or after March 31, 2022 in each case including all accrued and unpaid Series 8 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 8 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 8 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 8 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Managing General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 8 Reclassification Date or such other date on which the Series 8 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 8 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 8 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 8 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 8 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 8 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 8 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 8 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 8 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 8 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 8 Preferred Limited Partnership Units

5.1                               Reclassification into Series 7 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 8 Preferred Limited Partnership Units will have the right, at their option, on each Series 8 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 8 Preferred Limited Partnership Units registered in the name of the Holder into Series 7 Preferred Limited Partnership Units on the basis of one (1) Series 7 Preferred Limited Partnership Unit for each Series 8 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 8 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 8 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 8 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 7 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 8 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 8 Preferred Limited Partnership Units to reclassify such Series 8 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 8 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 7 Preferred Limited Partnership Units on a Series 8 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 8 Reclassification Date less than 1,000,000 Series 7 Preferred Limited Partnership Units after taking into account all Series 8

Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided and all Series 7 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 8 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 8 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 8 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 8 Reclassification Date, at the expense of the Partnership, to such Holders of Series 8 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 8 Preferred Limited Partnership Units, new certificates representing the Series 8 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2                               Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 8 Reclassification Date less than 1,000,000 Series 8 Preferred Limited Partnership Units after taking into account all Series 8 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided and all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 8 Preferred Limited Partnership Units will automatically be reclassified into Series 7 Preferred Limited Partnership Units on the basis of one (1) Series 7 Preferred Limited Partnership Unit for each Series 8 Preferred Limited Partnership Unit on the applicable Series 8 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 8 Preferred Limited Partnership Units at least five (5) days prior to the Series 8 Reclassification Date.

5.3                               Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 8 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 8 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 8 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 8 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 8 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 8 Preferred Limited Partnership Units during the notice period therefor, then the Series 8 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 8 Preferred Limited Partnership Units into Series 7 Preferred Limited Partnership Units on the applicable Series 8 Reclassification Date as provided for in Section 5.2, the Series 8 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 8 Reclassification Date into Series 7 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 7 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 8 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 8 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 7 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 8 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 8 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 7 Preferred Limited Partnership Units and the number of remaining Series 8 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 8 Reclassification Date, so that the rights of the Holder of such Series 8 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 7 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 7 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 8 Preferred Limited Partnership Unit on the record date for any Series 8 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 7

Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 7 Preferred Limited Partnership Units upon the reclassification of Series 8 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 7 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 7 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 7 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4                               Status of Reclassified Series 8 Preferred Limited Partnership Units

The reclassification of Series 8 Preferred Limited Partnership Units into Series 7 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5                               Right Not to Deliver Series 7 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 8 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to the solvency requirements under Bermuda law and so long as any of the Series 8 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 8 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 8 Distributions up to and including the Series 8 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 8 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Managing General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 8 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 8 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 8 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 8 Preferred Limited Partnership Units

10.1                        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be (i) given by a resolution signed by the Holders of Series 8 Preferred Limited Partnership Units owning not less than the percentage of the Series 8 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 8 Preferred Limited Partnership Units were present and voted or represented by proxy or (ii) passed by the affirmative vote of at least 662/3% of the votes cast by the Holders of the Series 8 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 8 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 8 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 8 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 8 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 8 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 8 Preferred Limited Partnership Units or by written consent.

10.2                        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 8 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 8 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 8 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 8 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the Managing General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 8 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 8 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the Managing General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 8 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.78%, and (ii) 5.00%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 8 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.78% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 7 Preferred Limited Partnership Units or Series 8 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 8 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on April 1, 2022 and ending on and including June 30, 2022, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 7 Preferred Limited Partnership Units” means the Cumulative Class A Preferred Limited Partnership Units, Series 7.

“Series 8 Distributions” has the meaning attributed to it in Section 2.1.

“Series 8 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 8 Preferred Limited Partnership Units Provisions.

“Series 8 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 8 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on April 1, 2022 and ending on and including March 31, 2027 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including March 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 8 Preferred Limited Partnership Units.

16.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 8 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 8 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 8 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 8 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 8 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 8 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 8 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 8 Preferred Limited Partnership Units under these Series 8 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 8 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 8 Preferred Limited Partnership Unit may be reclassified into a Series 7 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 7 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.